UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 12, 2014	By:	/s/ Gregory A.C. Yull
Gregory A.C. Yull, President and Chief Executive Officer

Intertape Polymer Group Inc.

Consolidated Financial Statements

December 31, 2013, 2012 and 2011

Management’s Responsibility for Financial Statements

The consolidated financial statements of Intertape Polymer Group Inc. (the “Company”) and other financial information are the responsibility of the Company’s management and have been examined and approved by its Board of Directors. These consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) and include some amounts that are based on management’s best estimates and judgments. The selection of accounting principles and methods is management’s responsibility.

Management is responsible for the design, establishment and maintenance of appropriate internal control and procedures over financial reporting, to ensure that financial statements for external purposes are fairly presented in conformity with IFRS. Pursuant to these internal control and procedures, processes have been designed to ensure that the Company’s transactions are properly authorized, the Company’s assets are safeguarded against unauthorized or improper use, and the Company’s transactions are properly recorded and reported to permit the preparation of the Company’s consolidated financial statements in conformity with IFRS.

Management recognizes its responsibility for conducting the Company’s affairs in a manner to comply with the requirements of applicable laws and for maintaining proper standards of conduct in its activities.

The Board of Directors assigns its responsibility for the consolidated financial statements and other financial information to the Audit Committee, all of whom are independent directors.

The Audit Committee’s role is to examine the consolidated financial statements and annual report and once approved, recommend that the Board of Directors approve them, examine internal control over financial reporting and information protection systems and all other matters relating to the Company’s accounting and finances. In order to do so, the Audit Committee meets periodically with the external auditors to review their audit plan and discuss the results of their examinations. The Audit Committee is also responsible for recommending the nomination of the external auditors.

The Company’s external independent registered public accounting firm, Raymond Chabot Grant Thornton LLP was appointed by the Shareholders at the Annual Meeting of Shareholders on June 5, 2013, to conduct the integrated audit of the Company’s consolidated financial statements, and the Company’s internal control over financial reporting. Their reports indicating the scope of their audits and their opinions on the consolidated financial statements and the Company’s internal control over financial reporting follow.

/s/ Gregory A.C. Yull

Gregory A.C. Yull

President and Chief Executive Officer

/s/ Michael C. Jay

Michael C. Jay

Interim Chief Financial Officer

Sarasota, Florida and Montreal, Quebec

March 11, 2014

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting as well as the preparation of financial statements for external reporting purposes in accordance with International Financial Reporting Standards (“IFRS”).

Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the company’s financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can only provide reasonable assurance with respect to financial statements preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 based on the criteria established in “1992 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013 based on those criteria.

The Company’s internal control over financial reporting as of December 31, 2013 has been audited by Raymond Chabot Grant Thornton LLP, the Company’s external independent registered public accounting firm, as stated in their report which follows.

/s/ Gregory A.C. Yull

Gregory A.C. Yull

President and Chief Executive Officer

/s/ Michael C. Jay

Michael C. Jay

Interim Chief Financial Officer

Sarasota, Florida and Montreal, Quebec

March 11, 2014

Independent Auditor’s Report of

Registered Public Accounting Firm

To the Shareholders of

Intertape Polymer Group Inc.

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Intertape Polymer Group Inc. which comprise the consolidated balance sheets as at December 31, 2013 and 2012 and the consolidated statements of earnings, comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Intertape Polymer Group Inc. as at December 31, 2013 and 2012, and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Intertape Polymer Group Inc.’s internal control over financial reporting as at December 31, 2013, based on the criteria established in “1992 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2014, expressed an unqualified opinion on Intertape Polymer Group Inc.’s internal control over financial reporting.

Montreal, Canada

March 11, 2014

[1] CPA auditor, CA, public accountancy permit No. A120795

Independent Auditor’s Report of

Registered Public Accounting Firm

on Internal Control over Financial Reporting

To the Shareholders of

Intertape Polymer Group Inc.

We have audited Intertape Polymer Group Inc.’s internal control over financial reporting as at December 31, 2013, based on criteria established in “1992 Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s Responsibility

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting.

Auditor’s Responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2013 based on criteria established in “1992 Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Intertape Polymer Group Inc. as at December 31, 2013 and 2012 and for each of the years in the three-year period ended December 31, 2013 and our report dated March 11, 2014 expressed an unqualified opinion thereon.

Montreal, Canada

March 11, 2014

[1] CPA auditor, CA, public accountancy permit No. A120795

Intertape Polymer Group Inc.

Consolidated Earnings

Years ended December 31, 2013, 2012 and 2011

(In thousands of US dollars, except per share amounts)

	2013	2012 (1)	2011 (1)
	$	$	$
Revenue	781,500	784,430	786,737
Cost of sales	623,006	645,681	673,982

Gross profit	158,494	138,749	112,755

Selling, general and administrative expenses	82,682	79,135	76,969
Research expenses	6,900	6,227	6,200

	89,582	85,362	83,169

Operating profit before manufacturing facility closures, restructuring and other related charges	68,912	53,387	29,586
Manufacturing facility closures, restructuring and other related charges (Note 4)	30,706	18,257	2,891

Operating profit	38,206	35,130	26,695
Finance costs (Note 3)
Interest	5,707	13,233	15,361
Other expense	946	1,303	2,180

	6,653	14,536	17,541
Earnings before income tax expense (benefit)	31,553	20,594	9,154
Income tax expense (benefit) (Note 5)
Current	3,622	927	688
Deferred	(39,426)	(714)	1,082

	(35,804)	213	1,770

Net earnings	67,357	20,381	7,384

Earnings per share (Note 6)
Basic	1.12	0.35	0.13
Diluted	1.09	0.34	0.12

(1)	On January 1, 2013 Amended IAS 19 – Employee Benefits became effective and required retrospective application to operating results for fiscal years 2012 and 2011. Refer to Changes in Accounting Policies in Note 2.

The accompanying notes are an integral part of the consolidated financial statements and Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Years ended December 31, 2013, 2012 and 2011

(In thousands of US dollars)

	2013	2012 (1)	2011 (1)
	$	$	$
Net earnings	67,357	20,381	7,384

Other comprehensive income (loss)
Changes in fair value of interest rate swap agreements designated as cash flow hedges (net of deferred income tax expense of nil in 2011)	—	—	(30)
Settlements of interest rate swap agreements, transferred to earnings (net of income tax expense of nil in 2011)	—	—	927
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income tax expense of nil in 2012 and 2011)	—	227	867
Settlements of forward foreign exchange rate contracts, transferred to earnings (net of income tax expense of nil in 2012 and 2011)	—	(214)	(1,015)
Gain on forward foreign exchange rate contracts recorded in earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships (net of income tax expense of nil in 2011)	—	—	(998)
Change in cumulative translation adjustments	(3,978)	2,002	(1,729)

Items that will be reclassified subsequently to net earnings	(3,978)	2,015	(1,978)

Remeasurement of defined benefit liability (net of income tax (expense) benefit of ($6,160), $1,047 in 2012 and $1,277 in 2011) (Note 17)	11,501	(4,310)	(13,131)
Deferred tax benefit due to the recognition of US deferred tax assets (Note 5)	4,671	—	—

Items that will not be reclassified subsequently to net earnings	16,172	(4,310)	(13,131)

Other comprehensive income (loss)	12,194	(2,295)	(15,109)

Comprehensive income (loss) for the period	79,551	18,086	(7,725)

(1)	On January 1, 2013 Amended IAS 19 – Employee Benefits became effective and required retrospective application to operating results for fiscal years 2012 and 2011. Refer to Changes in Accounting Policies in Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Year ended December 31, 2011 (1)

(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive income
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit	Total shareholders’ equity
		$	$	$	$	$	$	$
Balance as of December 31, 2010	58,961,050	348,148	15,793	2,935	236	3,171	(223,027)	144,085

Transactions with owners
Stock-based compensation expense (Note 15)			818					818

Net earnings							7,384	7,384

Other comprehensive income (loss)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of deferred income tax expense of nil)					(30)	(30)		(30)
Settlement of interest rate swap agreements, transferred to earnings (net of income tax expense of nil)					927	927		927
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income tax expense of nil)					867	867		867
Settlement of forward foreign exchange rate contracts, transferred to earnings (net of income tax expense of nil)					(1,015)	(1,015)		(1,015)
Gain on forward foreign exchange rate contracts recorded in earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships (net of income tax expense of nil)					(998)	(998)		(998)
Remeasurement of defined benefit liability (net of income tax benefit of $1,277) (Note 17)							(13,131)	(13,131)
Changes to cumulative translation adjustments				(1,729)		(1,729)		(1,729)

Comprehensive loss for the period				(1,729)	(249)	(1,978)	(5,747)	(7,725)

Balance as of December 31, 2011	58,961,050	348,148	16,611	1,206	(13)	1,193	(228,774)	137,178

(1)	On January 1, 2013 Amended IAS 19 – Employee Benefits became effective and required retrospective application to operating results for fiscal years 2012 and 2011. Refer to Changes in Accounting Policies in Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Year ended December 31, 2012 (1)

(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive income
				Cumulative
				translation	Reserve for			Total
			Contributed	adjustment	cash flow			shareholders’
	Number	Amount	surplus	account	hedges	Total	Deficit	equity
		$	$	$	$	$	$	$
Balance as of December 31, 2011 (balance carried forward)	58,961,050	348,148	16,611	1,206	(13)	1,193	(228,774)	137,178

Transactions with owners
Exercise of stock options (Note 15)	663,989	2,017						2,017
Excess tax benefit on exercised stock options (Note 5)		773						773
Stock-based compensation expense (Note 15)			539					539
Stock-based compensation expense credited to capital on options exercised (Note 15)		764	(764)					—
Dividends on common stock (Note 15)							(4,759)	(4,759)

	663,989	3,554	(225)				(4,759)	(1,430)

Net earnings							20,381	20,381

Other comprehensive loss
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income tax expense of nil)					227	227		227
Settlement of forward foreign exchange rate contracts, transferred to earnings (net of income tax expense of nil)					(214)	(214)		(214)
Remeasurement of defined benefit liability (net of income tax benefit of $1,047) (Note 17)							(4,310)	(4,310)
Changes to cumulative translation adjustments				2,002		2,002		2,002

Comprehensive income for the period				2,002	13	2,015	16,071	18,086

Balance as of December 31, 2012	59,625,039	351,702	16,386	3,208	—	3,208	(217,462)	153,834

(1)	On January 1, 2013 Amended IAS 19 – Employee Benefits became effective and required retrospective application to operating results for fiscal years 2012 and 2011. Refer to Changes in Accounting Policies in Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Year ended December 31, 2013

(In thousands of US dollars, except for number of common shares)

				Accumulated
				other
				comprehensive
	Capital stock			loss
				Cumulative
				translation		Total
			Contributed	adjustment		shareholders’
	Number	Amount	surplus	account	Deficit	equity
		$	$	$	$	$
Balance as of December 31, 2012 (balance carried forward)	59,625,039	351,702	16,386	3,208	(217,462)	153,834

Transactions with owners
Exercise of stock options (Note 15)	1,151,610	3,760				3,760
Excess tax benefit on exercised stock options (Note 5)		2,030				2,030
Excess tax benefit on outstanding stock options (Note 5)			4,675			4,675
Stock-based compensation expense (Note 15)			1,145			1,145
Stock-based compensation expense credited to capital on options exercised (Note 15)		1,709	(1,709)			—
Dividends on common stock (Note 15)					(14,567)	(14,567)

	1,151,610	7,499	4,111		(14,567)	(2,957)

Net earnings					67,357	67,357
Other comprehensive income
Remeasurement of defined benefit liability (net of income tax expense of $6,160) (Note 17)					11,501	11,501
Deferred tax benefit due to the recognition of US deferred tax assets (Note 5)					4,671	4,671
Changes to cumulative translation adjustments				(3,978)		(3,978)

Comprehensive income for the period				(3,978)	83,529	79,551

Balance as of December 31, 2013	60,776,649	359,201	20,497	(770)	(148,500)	230,428

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Years ended December 31, 2013, 2012 and 2011

(In thousands of US dollars)

	2013	2012 (1)	2011 (1)
	$	$	$
OPERATING ACTIVITIES
Net earnings	67,357	20,381	7,384
Adjustments to net earnings
Depreciation and amortization	27,746	30,397	30,882
Income tax expense (benefit)	(35,804)	213	1,770
Interest expense	5,707	13,233	15,361
Charges in connection with manufacturing facility closures, restructuring and other related charges	23,863	14,958	191
Write-down (reversal) of inventories, net	—	(31)	30
Stock-based compensation expense	4,937	1,832	818
Pension and other post-retirement benefits expense	3,077	3,702	2,673
Gain on foreign exchange	(100)	(56)	(276)
Other adjustments for non cash items	(386)	(77)	298
Income taxes paid, net	(1,371)	(291)	(639)
Contributions to defined benefit plans	(4,222)	(5,562)	(4,318)

Cash flows from operating activities before changes in working capital items	90,804	78,699	54,174

Changes in working capital items
Trade receivables	(2,778)	6,269	3,356
Inventories	(3,492)	(1,500)	1,140
Parts and supplies	(570)	(967)	(747)
Other current assets	(2,402)	(104)	(2,750)
Accounts payable and accrued liabilities	(1,865)	2,646	(5,664)
Provisions	2,463	(570)	(757)

	(8,644)	5,774	(5,422)

Cash flows from operating activities	82,160	84,473	48,752

INVESTING ACTIVITIES
Proceeds on the settlements of forward foreign exchange rate contracts	—	198	1,520
Purchases of property, plant and equipment	(46,818)	(21,552)	(14,006)
Proceeds from disposals of property, plant and equipment and other assets	1,849	35	2,962
Restricted cash and other assets	416	305	5,520
Purchase of intangible assets	(339)	(64)	(1,318)

Cash flows from investing activities	(44,892)	(21,078)	(5,322)

FINANCING ACTIVITIES
Proceeds from long-term debt	111,799	135,333	105,415
Repayment of long-term debt	(134,671)	(178,168)	(132,404)
Payments of debt issue costs	(139)	(2,281)	—
Interest paid	(6,692)	(14,190)	(15,953)
Proceeds from exercise of stock options	3,760	2,046	—
Dividends Paid	(14,520)	(4,759)	—

Cash flows from financing activities	(40,463)	(62,019)	(42,942)

Net increase (decrease) in cash	(3,195)	1,376	488
Effect of foreign exchange differences on cash	(196)	170	(111)
Cash, beginning of year	5,891	4,345	3,968

Cash, end of year	2,500	5,891	4,345

(1)	On January 1, 2013 Amended IAS 19 – Employee Benefits became effective and required retrospective application to operating results for fiscal years 2012 and 2011. Refer to Changes in Accounting Policies in Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	December 31,	December 31,
	2013	2012
	$	$
ASSETS
Current assets
Cash	2,500	5,891
Trade receivables	78,543	75,860
Other receivables (Note 7)	6,552	5,163
Inventories (Note 8)	94,319	91,910
Parts and supplies	13,574	14,442
Prepaid expenses	6,533	5,701

	202,021	198,967
Property, plant and equipment (Note 9)	181,612	185,592
Other assets (Note 10)	3,650	3,597
Intangible assets (Note 11)	1,597	1,980
Deferred tax assets (Note 5)	76,319	36,016

Total assets	465,199	426,152

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	76,417	76,005
Provisions (Note 14)	1,865	1,526
Installments on long-term debt (Note 13)	8,703	9,688

	86,985	87,219
Long-term debt (Note 13)	121,111	141,611
Pension and other post-retirement benefits (Note 17)	21,545	40,972
Other liabilities (Note 15)	1,250	625
Provisions (Note 14)	3,880	1,891

	234,771	272,318

SHAREHOLDERS’ EQUITY
Capital stock (Note 15)	359,201	351,702
Contributed surplus	20,497	16,386
Deficit	(148,500)	(217,462)
Accumulated other comprehensive income (loss) (Note 16)	(770)	3,208

	230,428	153,834

Total liabilities and shareholders’ equity	465,199	426,152

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2013

(In US dollars, tabular amounts in thousands, except shares, per share data and as otherwise noted)

1— GENERAL BUSINESS DESCRIPTION

Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Quebec, Canada and in Sarasota, Florida, U.S.A. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau Dumoulin LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.

The Parent Company and its subsidiaries (together referred to as the “Company”), develops, manufactures and sells a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use.

Intertape Polymer Group Inc. is the Company’s ultimate parent.

2— ACCOUNTING POLICIES

Basis of Presentation and Statement of Compliance

The consolidated financial statements present the Company’s consolidated balance sheets as of December 31, 2013 and 2012, as well as its consolidated earnings, consolidated comprehensive income (loss), consolidated cash flows, and consolidated changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and are expressed in US dollars.

The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 11, 2014.

Changes in Accounting Policies

Presentation of items of other comprehensive income (loss)

Effective January 1, 2013, Amended IAS 1 – Presentation of Financial Statements: Requires entities to group items presented in other comprehensive income (loss) (“OCI”) into those that, in accordance with other IFRS, will be reclassified subsequently to earnings or loss and those that will not be reclassified subsequently to earnings or loss when specific conditions are met. The existing option to present items of OCI either before tax or net of tax remains unchanged; however, if the items are presented before tax then amended IAS 1 requires the tax related to each of the two groups of OCI to be shown separately.

Amended IAS 19 – Employee Benefits

As noted in the March 31, 2013 unaudited interim condensed consolidated financial statements, the Company adopted Amended IAS 19 – Employee Benefits on January 1, 2013.

Amended IAS 19 – Employee Benefits: Amended for annual periods beginning on or after January 1, 2013 with retrospective application, introduced a measure of net interest income (expense) computed on the net pension asset (obligation) that replaced separate measurement of the expected return on plan assets and interest expense on the benefit obligation. The amended standard also required immediate recognition of past service costs associated with benefit plan changes, eliminating the requirement to recognize over the vesting period.

Upon retrospective application of the amended standard, the Company’s net earnings for 2012 and 2011 were lower than originally reported. The decrease arose primarily because net interest income (expense) was calculated using the discount rate used to value the benefit obligation, which is lower than the expected rate of return on assets previously used to measure interest attributable to plan assets.

The impact of these changes for the years ended December 31, 2012 and 2011 is summarized as follows:

	Year ended December 31, 2012			Year ended December 31, 2011
	As	IAS 19		As	IAS 19
	reported	adjustment	Adjusted	reported	adjustment	Adjusted
	$	$	$	$	$	$
Revenue	784,430	—	784,430	786,737	—	786,737
Cost of sales	643,393	2,288	645,681	672,262	1,720	673,982

Gross profit	141,037	(2,288)	138,749	114,475	(1,720)	112,755

Selling, general and administrative expenses	79,135	—	79,135	76,969	—	76,969
Research expenses	6,227	—	6,227	6,200	—	6,200

	85,362	—	85,362	83,169	—	83,169

Operating profit before manufacturing facility closures, restructuring and other related charges	55,675	(2,288)	53,387	31,306	(1,720)	29,586
Manufacturing facility closures restructuring and other related charges	18,257	—	18,257	2,891	—	2,891

Operating profit	37,418	(2,288)	35,130	28,415	(1,720)	26,695
Finance costs
Interest	13,233	—	13,233	15,361	—	15,361
Other expense	1,303	—	1,303	2,180	—	2,180

	14,536	—	14,536	17,541	—	17,541
Earnings before income tax expense (benefit)	22,882	(2,288)	20,594	10,874	(1,720)	9,154
Income tax expense (benefit)
Current	927	—	927	688	—	688
Deferred	(552)	(162)	(714)	1,232	(150)	1,082

	375	(162)	213	1,920	(150)	1,770

Net earnings	22,507	(2,126)	20,381	8,954	(1,570)	7,384

Earnings per share
Basic	0.38	(0.03)	0.35	0.15	(0.02)	0.13
Diluted	0.37	(0.03)	0.34	0.15	(0.03)	0.12

For the years ended December 31, 2012 and 2011, the impact of adoption is a decrease to earnings before income tax benefit of $2.3 million and $1.7 million, respectively, and an income tax benefit of $0.2 million for each of these years. This impact also results in an equivalent net increase to OCI and deficit. As such, the retrospective application did not result in an impact to the Company’s balance sheets as of January 1, 2012 and December 31, 2012.

The Company’s consolidated cash flows were not significantly impacted.

Effective January 1, 2013, IFRS 10—Consolidated Financial Statements and IFRS 12—Disclosure of Interests in Other Entities: IFRS 10 provides a single consolidation model that identifies control as the basis for consolidation for all types of entities. IFRS 10 replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities. IFRS 12 combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities. As a consequence of these new IFRS disclosure requirements, the IASB also issued amended and retitled IAS 27 Separate Financial Statements. IAS 28 Investments in Associates and Joint Ventures has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 12. These new standards have no impact on the Company consolidated financial statements.

Effective January 1, 2013, IFRS 13—Fair Value Measurement: IFRS 13 clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. IFRS 13 applies when other IFRS standards require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRS standards or address how to present changes in fair value. The new requirements apply prospectively. The application of this new standard had no impact on the Company’s current fair value measurement accounting practices.

Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the defined benefit liability of the Company’s pension plans and other post-retirement benefit plans in the balance sheets, for which the measurement basis is detailed in the respective accounting policy.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about these significant judgments, assumptions and estimates that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are summarized below:

Significant Management Judgment

Deferred income taxes

Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that future taxable income will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable income and future tax planning strategies. Refer to Note 5 for more information regarding income taxes.

Leases

Leases are classified as either operating or finance, based on the substance of the transaction at inception of the lease. In some cases, the assessment of a lease contract is not always conclusive and management uses its judgment in determining if an agreement is a finance lease that transfers substantially all risks and rewards incidental to ownership, or an operating lease.

Estimation Uncertainty

Impairments

At the end of each reporting period the Company performs a test of impairment, if there are indicators of impairment. An impairment loss is recognized when the carrying value of an asset or cash generating unit (“CGU”) exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The value in use is based on discounted estimated future cash flows. The cash flows are derived from the budget or forecasts for the estimated remaining useful lives of the CGUs and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the asset or CGU being tested. The value in use will vary depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes. Refer to Note 12 for more information regarding impairment testing of long-term assets.

Pension and other post-retirement benefits

The cost of defined benefit pension plans and other post-retirement benefit plans and the present value of the related obligations are determined using actuarial valuations. The determination of benefits expense and related obligations requires assumptions such as the discount rate to measure obligations, expected mortality and the expected healthcare cost trend. Actual results will differ from estimated results which are based on assumptions. Refer to Note 17 for more information regarding the assumptions related to the pension and other post-retirement benefit plans.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. Refer to Note 5 for more information regarding income taxes.

Useful lives of depreciable assets

Management reviews the useful lives, depreciation methods and residual values of depreciable assets at each reporting date. As of the reporting date, management assesses the useful lives which represent the expected utility of the assets to the Company. Actual results, however, may vary due to technical or commercial obsolescence, particularly with respect to computers and manufacturing equipment.

Net realizable value of inventories and parts and supplies

Inventories and parts and supplies are measured at the lower of cost or net realizable value. In estimating net realizable values of inventories and parts and supplies, management takes into account the most reliable evidence available at the time the estimate is made.

Allowance for doubtful accounts and revenue adjustments

During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives that are estimated based on historical experience and current economic trends. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 21 for more information regarding the allowance for doubtful accounts and the related credit risks.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows, when the effect of the time value of money is material.

Provisions of the Company include environmental and restoration obligations, resolution of a contingent liability and severance and other provisions. Refer to Note 14 for more information regarding provisions.

Stock-based payments

The estimation of stock-based payment costs requires the selection of an appropriate pricing model and data and consideration as to the volatility of the Company’s own stock, the probable life of stock options granted and the time of exercise of those stock options. The model used by the Company is the Black-Scholes pricing model. Refer to Note 15 for more information regarding stock-based payments.

Principles of Consolidation

The consolidated financial statements include the accounts of the Parent Company and all of its subsidiaries. The Parent Company controls a subsidiary if it is exposed, or has rights, to variable return, from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. At the reporting date, the subsidiaries are all, directly or indirectly, 100% owned by the Parent Company.

All subsidiaries have a reporting date identical to that of the Parent Company. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Parent Company.

All intercompany balances and transactions have been eliminated on consolidation, including unrealized gains and losses on transactions between the consolidated entities.

Details of the Parent Company’s operating subsidiaries, as of December 31, 2013 are as follows:

Name of Subsidiary	Principal Activity	Country of Incorporation and Residence	Proportion of Ownership Interest and Voting Power Held
Intertape Polymer Corp.	Manufacturing	United States	100%
Intertape Polymer US Inc.	Holding	United States	100%
IPG (US) Holdings Inc.	Holding	United States	100%
IPG (US) Inc.	Holding	United States	100%
Intertape Polymer Inc.	Manufacturing	Canada	100%
FIBOPE Portuguesa-Filmes Biorientados, S.A.	Manufacturing	Portugal	100%
Intertape Polymer Europe GmbH	Manufacturing	Germany	100%
Intertape Woven Products, S.A. de C.V.	Distribution	Mexico	100%
Intertape Woven Products Services S.A. de C.V.	Services	Mexico	100%

Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes party to the contractual provisions of the financial instrument.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires.

On initial recognition, financial instruments are measured at fair value, plus transaction costs, except for financial assets and financial liabilities carried at fair value through profit or loss, which are measured initially at fair value.

In subsequent periods, the measurement of financial instruments depends on their classification. The classification of the Company’s financial instruments is presented in the following table:

Category	Financial instruments
Loans and receivables	Cash
Trade receivables
Other receivables (1)
Loan to an officer
Financial liabilities measured at amortized cost	Accounts payable and accrued liabilities (2)
Long-term debt

(1)	Excluding income, sales and other taxes
(2)	Excluding employee benefits

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Discounting is omitted where the effect of discounting is immaterial. The expense relating to the allowance for doubtful accounts is recognized in selling, general and administrative expenses.

Financial liabilities are measured at amortized cost using the effective interest method. All interest related charges are recognized in earnings within finance costs. Discounting is omitted where the effect of discounting is immaterial.

Financial assets at fair value through profit or loss include financial assets that are either classified as held for trading or that meet certain conditions and are designated at fair value through profit or loss upon initial recognition. Assets in this category are measured at fair value on the consolidated balance sheet, and the related gains and losses are recognized in earnings. The Company does not have any financial assets in this category.

All financial assets except those at fair value through profit or loss are subject to review for impairment at least at each reporting date. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that a financial asset or a group of financial assets are impaired could include:

•	significant financial difficulty of the issuer or counterparty;

•	default or delinquency in interest or principal payments; or

•	it becomes probable that the borrower will enter bankruptcy or financial reorganization.

Evidence of impairment of trade receivables and other receivables is considered at both specific asset and collective levels. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Receivables that are not considered to be individually impaired are reviewed for impairment by grouping together receivables with similar risk categories.

In assessing collective impairment, the Company uses historical trends of the probability of default, timing of recoveries and the amount of the loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than those suggested by historical trends.

Derivative Financial Instruments and Hedging

The Company may use derivative financial instruments to mitigate or eliminate the interest rate risk on its long-term debt and the foreign exchange risk on certain inventory purchases.

The interest rate swap agreements were used as part of the Company’s program to manage the floating interest rate mix of the Company’s total debt portfolio and the related cost of borrowing. The interest rate swap agreements involve the exchange of periodic payments excluding the notional principal amount upon which the payments are based.

These payments were recorded as an adjustment of interest expense on the hedged debt instrument. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.

The forward foreign exchange rate contracts were used to manage the exchange risk associated with certain highly probable forecast monthly inventory purchases of the Company’s United States (“US”) operations that are settled in Canadian dollars.

When the requirements for hedge accounting are met at inception, the Company’s policy is to designate each derivative financial instrument as a hedging instrument in a cash flow hedge relationship. Upon designation, the Company documents the relationships between the hedging instrument and the hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, and the methods that will be used to assess the effectiveness of the hedging relationship. At inception of the hedge relationship and at each subsequent reporting date, the Company uses the critical terms method to determine prospectively whether or not the hedging instruments are expected to be “highly effective” in offsetting the changes in the cash flows of the respective hedged items during the period for which the hedge are designated. At each subsequent financial reporting date, the Company uses the dollar offset method to determine retrospectively whether or not the hedging relationship has continued to be effective, and what part may be ineffective. A relationship is generally considered to be highly effective if the offsetting changes are within a range of 80 to 125 percent, and the transactions continue to be highly probable.

The effective portion of changes in the fair value of a derivative financial instrument designated as a hedging item is recognized in OCI and gains and losses related to the ineffective portion, if any, are immediately recognized in earnings. Amounts previously included as part of OCI are transferred to earnings in the period during which the changes in cash flow of the hedged item impact net earnings.

Hedge accounting is discontinued prospectively when a derivative instrument ceases to satisfy the conditions for hedge accounting, is sold or liquidated or the Company terminates the designation of the hedging relationship. If the hedged item ceases to exist, unrealized gains or losses recognized in OCI are reclassified to earnings.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and if the combined instrument is not measured at fair value through profit or loss. As of December 31, 2013 and 2012, the Company did not have any embedded derivatives that needed to be separated from a host contract.

Foreign Currency Translation

Functional and presentation currency

The consolidated financial statements are presented in US dollars, which is the Company’s presentation currency. Items included in the financial statements of each of the consolidated entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The significant functional currencies of the different consolidated entities include the US dollar, the Canadian dollar and the Euro.

Transactions and balances

Transactions denominated in currencies other than the functional currency of a consolidated entity are translated into the functional currency of that entity using the exchange rates prevailing at the date of each transaction.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies using the current rate at each period-end. Foreign exchange gains or losses arising on the settlement of monetary items or on the translation of monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in earnings in the period in which they arise, except when deferred in OCI as a qualifying cash flow hedge.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Group companies

Assets and liabilities of entities with a functional currency other than the US dollar are translated to the presentation currency using the closing exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rate for the reporting period. The resulting translation adjustments are charged or credited to OCI and recognized in the cumulative translation adjustment account within accumulated other comprehensive income (loss) in shareholders’ equity.

When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the statement of consolidated earnings as part of the gain or loss on sale.

Foreign exchange gains or losses recognized in earnings are presented in cost of sales and finance costs.

Revenue Recognition

Revenues are generated almost exclusively from the sale of goods.

Revenue is recognized when the significant risks and rewards of ownership, legal title and effective control and management over the goods have transferred to the customer, collection of the relevant receivable is probable, the sales price is fixed and the revenues and the associated incurred costs can be measured reliably. Revenue is recognized in accordance with the terms of sale, generally when goods are shipped to external customers.

Revenue is measured by reference to the fair value of the consideration received or receivable, net of estimated returns, rebates and discounts.

Research

Research expenses are expensed as they are incurred, net of any related investment tax credits, unless the criteria for capitalization of development expenses are met.

Stock-Based Compensation Expense

The Company has adopted an Executive Stock Option Plan (“ESOP”) and a Stock Appreciations Rights Plan (“SAR Plan”).

With respect to the ESOP, the expense is based on the grant date fair value of the awards expected to vest over the vesting period. Forfeitures are estimated at the time of the grant and are included in the measurement of the expense and are subsequently adjusted to reflect actual events. For the SAR Plan, the expense is determined based on the fair value of the liability at the end of the reporting period until the award is settled. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the consolidated earnings statement. Refer to Note 15 for more information regarding stock-based payments.

Any consideration paid by management and directors on exercise of stock options is credited to capital stock together with any related stock-based compensation expense originally recorded in contributed surplus. If the amount of the tax deduction (or estimated future tax deduction) exceeds the amount of the related cumulative remuneration expense for stock options, this indicates that the tax deduction relates not only to remuneration expense but also to an equity item. In this situation, the Company recognizes the excess of the associated current or deferred tax to contributed surplus prior to an award being exercised, and any such amounts are transferred to capital stock upon exercise of the award.

Earnings Per Share

Basic earnings per share is calculated by dividing the net earnings attributable to shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding, for the effects of all dilutive potential outstanding stock options. Dilutive potential of outstanding stock options includes the total number of additional common shares that would have been issued by the Company assuming exercise of all stock options with exercise prices below the average market price for the year and decreased by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period.

Inventories and Parts and Supplies

Raw materials, work in process and finished goods are measured at the lower of cost or net realizable value. Cost is assigned by using the first in, first out cost formula, and includes all costs of purchases, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Trade discounts, rebates and other similar items are deducted in determining the costs of purchase. The cost of work in process and finished goods includes the cost of raw materials, direct labour and a systematic allocation of fixed and variable production overhead incurred in converting materials into finished goods. The allocation of fixed production overheads to the cost of conversion is based on the normal capacity of the manufacturing facilities.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated selling expenses.

Parts and supplies are valued at the lower of cost or net realizable value, the latter being determined based on replacement cost.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation, accumulated impairment losses and the applicable investment tax credits earned. The cost of an item of property, plant and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, where applicable, borrowing costs and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is recognized using the straight-line method, over the estimated useful lives of like assets as outlined below or, if lower, over the terms of the related leases:

Years
Land	Indefinite
Buildings and related major components	5 to 40
Manufacturing equipment and related major components	5 to 30
Computer equipment and software	3 to 20
Furniture, office equipment and other	3 to 7
Asset related to restoration provision	Remaining term of the lease

The depreciation methods, useful lives and residual values related to property, plant and equipment are reviewed and adjusted if necessary at each financial year-end.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment, and are depreciated over their respective useful lives. Depreciation of an asset begins when it is available for use in the location and condition necessary for it to be capable of operating in the manner intended by management. Manufacturing equipment under construction is not depreciated. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale, or is included in a disposal group that is classified as held for sale and the date that the asset is derecognized.

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the asset if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. At the same time, the carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment, and repairs and maintenance are recognized in earnings as incurred.

Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the assets and are recognized in the statement of consolidated earnings under the caption other expense in finance costs.

Depreciation expense has been recognized in the expense category consistent with the function of the property, plant and equipment.

Intangible Assets

The Company has no identifiable intangible assets for which the expected useful life is indefinite.

When intangible assets are purchased with a group of assets, as was the case of distribution rights and customer contracts, the cost of the group of assets is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. When intangible assets are purchased separately, as was the case with the license agreements and software, the cost comprises its purchase price and any directly attributable cost of preparing the asset for its intended use.

Intangible assets are carried at cost less accumulated amortization and are amortized using the straight-line method, over their estimated useful lives as follows:

Years
Distribution rights and customer contracts	6
Customer lists, license agreements and software	5

The amortization methods, useful lives and residual values related to intangible assets are reviewed and adjusted if necessary at each financial year-end. Amortization begins when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Amortization expense is recognized in earnings in the expense category consistent with the function of the intangible asset.

Borrowing Costs

Borrowing costs, directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use, are capitalized as part of the cost of the asset. All other borrowing costs are recognized in earnings within interest in the period they are incurred. Borrowing costs consist of interest and other costs incurred in connection with the borrowing of funds.

Impairment Testing of Intangible Assets and Property, Plant and Equipment

The Company assesses, at least at each reporting date, whether or not there is an indication that a CGU may be impaired. If such an indication exists, or when annual impairment testing is required for intangible assets, such as applications software not yet available for use, the Company estimates the recoverable amount of the asset. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of other assets or groups of assets. In the latter case, the recoverable amount is determined for a CGU which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.

The recoverable amount is the higher of its value in use and its fair value less costs to sell. Value in use is the present value of the future cash flows expected to be derived from an asset or CGU. Fair value less costs to sell is the price that would be received to sell an asset or CGU in an orderly transaction between market participants, less the cost of disposal. The Company determines the recoverable amount and compares it with the carrying amount. If the carrying amount exceeds the recoverable amount, an impairment loss is recognized for the difference. Impairment losses are recognized in earnings in the expense category consistent with the function of the corresponding property, plant and equipment or intangible asset. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the assets of the unit or group of units on a pro rata basis of the carrying amount of each asset in the unit or group of units.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. In this case, the Company will estimate the recoverable amount of that asset, and if appropriate, record a partial or an entire reversal of the impairment. The increased carrying amount of an asset attributable to a reversal of an impairment loss would not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

Provisions, Contingent Liabilities and Contingent Assets

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. Provisions are measured at the present value of the expected expenditures to settle the obligation which, when the effect of the time value of money is material, is determined using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision during the period to reflect the passage of time is recognized as Interest.

A provision is recorded in connection with the estimated future costs to restore a leased property to its original condition at the inception of the lease agreement. The liability and a corresponding asset are recorded on the Company’s consolidated balance sheet respectively under the captions provisions, and property, plant and equipment (machinery and equipment). The provision is reviewed at the end of each reporting period to reflect the passage of time, changes in the discount rate and changes in the estimated future restoration costs. The Company amortizes the amount capitalized to property, plant and equipment on a straight-line basis over the lease term and recognizes a financial cost in connection with the discounted liability over the same period. Changes in the liability are added to, or deducted from, the cost of the related asset in the current period. These changes to the capitalized cost result in an adjustment to depreciation and interest.

A provision is recorded in connection with environmental expenditures relating to existing conditions caused by past operations that do not contribute to current or future revenues. Provisions for liabilities related to anticipated remediation costs are recorded on an undiscounted basis when they are probable and reasonably estimable, and when a present obligations exists as a result of a past event. Environmental expenditures for capital projects that contribute to current or future operations generally are capitalized and depreciated over their estimated useful lives.

A provision is recorded in connection with termination benefits at the earlier of when the Company can no longer withdraw the offer of those benefits or when the Company recognizes costs related to restructuring activities. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. If benefits are not expected to be settled wholly within 12 months of the end of the reporting period, then they are presented on a discounted basis.

Contingent liabilities represent a possible obligation to the Company that arises from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events that are not wholly within the control of the entity; or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or the amount of the obligation cannot be measured with sufficient reliability.

Pension and Other Post-Retirement Benefits

The Company has defined contribution and defined benefit pension plans and other post-retirement benefit plans for certain of its employees in Canada and the US.

A defined contribution plan is a post-retirement benefit plan under which the Company pays fixed contributions into a separate entity and to which it will have no legal or constructive obligation to pay future amounts. The Company contributes to several state plans, multi-employer plans and insurance funds for individual employees that are considered defined contribution plans. Contributions to defined contribution pension plans are recognized as an employee benefit expense in earnings in the periods during which services are rendered by employees.

A defined benefit plan is a post-retirement benefit plan other than a defined contribution plan. For defined benefit pension plans and other post-retirement benefit plans, the benefits expense and the related obligations are actuarially determined on an annual basis by independent qualified actuaries using the projected unit credit method. Past service costs are recognized as an expense in earnings immediately following the introduction of, or changes to, a pension plan. Remeasurements, comprising of actuarial gains and losses, the effect of the asset ceiling, the effect of minimum funding requirements and the return on plan assets (excluding amounts included in net interest expense) are recognized immediately in OCI, net of income taxes, and in deficit.

The asset or liability related to a defined benefit plan recognized in the balance sheet is the present value of the defined benefit obligation at the end of the reporting period, less the fair value of plan assets, together with adjustments for the asset ceiling and minimum funding liabilities. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability.

For funded plans, surpluses are only recognized to the extent that the surplus is considered recoverable. Recoverability is primarily based on the extent to which the Company can unilaterally reduce future contributions to the plan. Any reduction in the recognized asset is recognized in OCI, net of income taxes, and in deficit.

An additional liability is recognized based on the minimum funding requirement of a plan when the Company does not have an unconditional right to the plan surplus. The liability and any subsequent remeasurement of that liability is recognized in OCI, net of income taxes, and in deficit.

Leases

Leases are classified as either operating or finance, based on the substance of the transaction at inception of the lease. Classification is re-assessed if the terms of the lease are changed other than by renewing the lease.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Expenses under an operating lease are recognized in the statement of consolidated earnings on a straight-line basis over the period of the lease.

Leases in which substantially all the risks and rewards of ownership are transferred to the Company are classified as finance leases. Assets meeting finance lease criteria are capitalized at the lower of the present value of the related lease payments or the fair value of the leased asset at the inception of the lease. Minimum lease payments are apportioned between the finance cost and the liability. The finance charge is recognized in earnings within finance costs and is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Income Taxes

Income tax expense (benefit) comprises both current and deferred tax. Current and deferred tax is recognized in earnings except to the extent it relates to items recognized in OCI or directly in shareholders’ equity. When it relates to the latter items, the income tax is recognized in OCI or directly in shareholders’ equity, respectively.

Current tax is based on the results for the period as adjusted for items that are not taxable or deductible. Current tax is calculated using tax rates and laws enacted or substantially enacted at the reporting date in the countries where the Company operates and generates taxable income.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the taxing authorities.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the balance sheet. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred tax is calculated using tax rates and laws enacted or substantially enacted at the reporting date in the countries where the Company operates, and which are expected to apply when the related deferred income tax asset is realized or the deferred tax liability is settled.

The carrying amount of deferred tax assets are reviewed at each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting period and are recognized to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off the recognized amounts and the deferred taxes relate to the same taxable entity and the same taxation authority.

Shareholders’ Equity

Capital stock represents the amount received on issuance of shares, less any issuance costs, net of taxes. Contributed surplus includes amounts related to stock options until such equity instruments are exercised, in which case the amounts are transferred to capital stock. Foreign currency translation differences arising on the translation of the consolidated entities that use a functional currency different from the presentation currency are included in the cumulative translation adjustment account. Gains and losses on certain derivative financial instruments designated as hedging instruments are included in reserves for cash flow hedges until such time as the hedged forecasted cash flows affect earnings. Deficit includes all current and prior period retained earnings or losses.

Dividends

Dividend distributions to the Company’s shareholders are recognized as a liability if not paid in the consolidated balance sheets in the period in which dividends are approved by the Company’s Board of Directors.

Segment Reporting

The Company operates as a single segment.

New Standards and Interpretations Issued but Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:

The IASB aims to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9, the replacement standard. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and financial liabilities as well as the chapter dealing with hedge accounting have been published. The chapter dealing with impairment methodology is still being developed. In November 2011, the IASB decided to consider making limited modifications to IFRS 9’s financial asset classification model to address application issues. In addition, in November 2013, the IASB decided to defer to a date to be announced the implementation of IFRS 9. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements and does not expect to implement IFRS 9 until it has been completed and its overall impact can be assessed.

IAS 36 – Impairment of Assets: Requires disclosure of the recoverable amount of an asset (including goodwill) or a CGU when an impairment loss has been recognized or reversed in the period. When the recoverable amount is based on fair value less costs to sell, the valuation techniques and key assumptions must also be disclosed. The new requirements apply prospectively and are effective for annual periods beginning on or after January 1, 2014. Management does not expect a significant impact from Amended IAS 36 on the consolidated financial statements of the Company.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

3— INFORMATION INCLUDED IN CONSOLIDATED EARNINGS

	2013	2012	2011
	$	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	135,524	137,847	134,121
Stock-based compensation expense	4,937	1,832	818
Pensions and other post-retirement benefits – defined benefit plans (Note 17)	3,186	3,768	2,673
Pensions and other post-retirement benefits – defined contribution plans (Note 17)	3,641	3,682	2,218

	147,288	147,129	139,830

Finance costs—Interest
Interest on long-term debt	5,255	11,556	14,453
Amortization of debt issue costs on long-term debt and asset based loan	1,034	1,954	1,182
Other financial income	—	—	(116)
Interest capitalized to property, plant and equipment	(582)	(277)	(158)

	5,707	13,233	15,361

	2013	2012	2011
	$	$	$
Finance costs—Other expense
Foreign exchange (gain) loss	(102)	152	453
Interest and other finance costs, net	1,048	1,151	1,409
Change in fair value of forward foreign exchange rate contracts	—	—	318

	946	1,303	2,180

Additional information
Depreciation of property, plant and equipment	27,062	29,646	30,163
Amortization of intangible assets	684	751	719
Amortization of other charges	46	35	86
Impairment of long-term assets	22,497	12,180	107
Loss on disposal of property, plant and equipment	92	436	550
Write-down of inventories to net realizable value	—	57	517
Reversal of write-down of inventories to net realizable value, recognized as a reduction of cost of sales	—	(88)	(487)
Related party advisory and support services fees	—	—	153

4— MANUFACTURING FACILITY CLOSURES, RESTRUCTURING AND OTHER RELATED CHARGES

The following table describes the charges incurred by the Company in connection with its restructuring efforts, which are included in the Company’s consolidated earnings for each of the years in the three-year period ended December 31, 2013 under the caption manufacturing facility closures, restructuring and other related charges:

	2013			2012	2011
	South
	Carolina	Other
	project	projects	Total
	$	$	$	$	$
Impairment of property, plant and equipment	22,215	121	22,336	11,677	107
Impairment (reversal) of parts and supplies	1,312	(7)	1,305	1,168	—
Impairment of intangible assets	—	—	—	503	—
Equipment relocation	767	1,791	2,558	1,339	—
Write-down (reversal) of inventories to net realizable value	22	(121)	(99)	855	—
Severance and other labor related costs	1,012	129	1,141	1,585	1,411
Environmental costs	2,518	—	2,518	—	—
Idle facility costs	—	812	812	1,087	1,373
Other costs	91	44	135	43	—

	27,937	2,769	30,706	18,257	2,891

On February 26, 2013, the Company announced its intention to relocate its Columbia, South Carolina manufacturing facility within the region in order to modernize facility operations and acquire state-of-the-art manufacturing equipment. The charges incurred are included in the table above under South Carolina project.

On June 26, 2012, the Company announced its intention to close its Richmond, Kentucky manufacturing facility, to consolidate shrink film production from Truro, Nova Scotia to Tremonton, Utah, and other small restructuring initiatives. The majority of products produced in the Richmond, Kentucky facility have been transferred to the Company’s Carbondale, Illinois facility. Woven fabric products continue to be produced at the Truro, Nova Scotia facility.

Due to the economic consequences of significant and unsustainable losses associated with the strike of its unionized workers, and the Company’s management assessment and conclusion that turnaround was unlikely, the Company decided and accordingly committed, in the latter part of 2010, to a plan to close its manufacturing facility in Brantford, Ontario, Canada.

In 2013, the other charges incurred in the table above are the incremental costs of the ongoing Richmond, Kentucky manufacturing facility closure, consolidation of the shrink film production from Truro, Nova Scotia to Tremonton, Utah, other small restructuring initiatives and the Brantford, Ontario facility closure and are included in the table above under other projects.

In 2012, the charges incurred in the table above are primarily the costs of the Richmond, Kentucky manufacturing facility closure, consolidation of the shrink film production from Truro, Nova Scotia to Tremonton, Utah and other small restructuring initiatives. The idle facility charges are primarily related to the revaluation of certain Brantford, Ontario manufacturing facility assets in connection with the Brantford, Ontario facility closure.

In 2011, the charges incurred in the table above are primarily the costs of the Brantford, Ontario manufacturing facility closure.

As of December 31, 2013, $3.9 million is included in provisions ($1.1 million in 2012) and nil (nil in 2012) in accounts payable and accrued liabilities for restructuring provisions.

5— INCOME TAXES

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the Company’s effective income tax rate is detailed as follows:

	2013	2012 (1)	2011 (1)
	%	%	%
Combined Canadian federal and provincial income tax rate	28.3	28.9	30.4
Foreign earnings/losses taxed at higher income tax rates	9.5	9.8	10.8
Foreign earnings/losses taxed at lower income tax rates	(0.1)	0.4	3.2
Change in statutory rates	(6.8)	—	—
Prior period adjustments	(13.9)	—	—
Stock-based payments	—	(4.9)	—
Non-deductible expenses	1.9	0.1	5.5
Impact of other differences	0.6	0.8	5.1
Change in derecognition of deferred tax assets	(133.0)	(34.1)	(35.7)

Effective income tax rate	(113.5)	1.0	19.3

Major Components of Income Tax Expense (Benefit)

	2013	2012 (1)	2011 (1)
	$	$	$
Current income tax expense	3,622	927	688
Deferred tax expense (benefit)
Recognition of US deferred tax assets	(46,049)	—	—
US temporary differences	3,011	—	—
Temporary differences and derecognition of deferred tax assets in other jurisdictions	3,612	(714)	1,082

Total deferred income tax expense (benefit)	(39,426)	(714)	1,082
Total tax expense (benefit) for the year	(35,804)	213	1,770

Income taxes related to components of other comprehensive income (loss)

The amount of income taxes relating to components of OCI are outlined below:

	Amount before	Deferred	Amount net of
Components of other comprehensive income	income tax	income taxes	income taxes
	$	$	$
For the year ended December 31, 2013
Deferred tax expense on remeasurement of defined benefit liability	18,588	(6,416)	12,172
Deferred tax benefit on funding requirement changes of defined benefit plans	(927)	256	(671)

	17,661	(6,160)	11,501

Deferred tax benefit due to the recognition of US deferred tax assets			4,671

	Amount before	Deferred	Amount net of
Components of other comprehensive loss	income tax	income taxes	income taxes
	$	$	$
For the year ended December 31, 2012 (1)
Deferred tax benefit on remeasurement of defined benefit liability	(4,163)	700	(3,463)
Deferred tax benefit on funding requirement changes of defined benefit plans	(1,194)	347	(847)

	(5,357)	1,047	(4,310)

For the year ended December 31, 2011 (1)
Deferred tax benefit on remeasurement of defined benefit liability	(16,346)	1,855	(14,491)
Deferred tax benefit on funding requirement changes of defined benefit plans	1,938	(578)	1,360

	(14,408)	1,277	(13,131)

Recognized Deferred Tax Assets and Liabilities

Timing differences, unused tax losses	Deferred tax	Deferred tax
and unused tax credits	assets	liabilities	Net
	$	$	$
As of December 31, 2013
Tax credits, losses, carryforwards and other tax deductions	45,363	—	45,363
Property, plant and equipment	19,011	(18,371)	640
Pension and other post-retirement benefits	7,915	—	7,915
Stock-based payments	7,085	—	7,085
Accounts payable and accrued liabilities	6,591	—	6,591
Goodwill and other intangibles	6,197	—	6,197
Inventories	1,826	—	1,826
Other	812	(110)	702

Deferred tax assets and liabilities	94,800	(18,481)	76,319

As of December 31, 2012
Tax losses, carryforwards and other tax deductions	36,233	—	36,233
Property, plant and equipment	19,469	(27,088)	(7,619)
Pension and other post-retirement benefits	2,886	—	2,886
Goodwill and other intangibles	4,458	—	4,458
Other	58	—	58

Deferred tax assets and liabilities	63,104	(27,088)	36,016

Nature of evidence supporting recognition of deferred tax assets

In assessing the recoverability of deferred tax assets, management determines, at each balance sheet date, whether it is more likely than not that a portion or all of its deferred tax assets will be realized. This determination is based on quantitative and qualitative assessments by management and the weighing of all available evidence, both positive and negative. Such evidence includes the scheduled reversal of deferred tax liabilities, projected future taxable income and the implementation of tax planning strategies.

As of December 31, 2013, management analyzed all available evidence including, in particular, the Company’s financial results for the year then ended (taxable income and earnings before income tax expense (benefit)), the 2013 budget variances, and the Company’s cumulative financial results for the prior three years. In addition, management took under significant consideration the Company’s 2014 budget, its long-term financial projections, market and industry conditions and certain available tax strategies. As a result of this detailed analysis, management determined it is more likely than not that substantially all of the Company’s deferred tax assets in the US will be realized and, accordingly, recognized $47.8 million of its US deferred tax assets, $43.0 million of which impacted the Company’s net earnings while the balance impacted its shareholders’ equity.

In addition, management determined it is more likely than not that a portion of its deferred tax assets related to the Company’s corporate (holding) entity (the “Entity”) will not be realized due to insufficient taxable income in future periods. Previously, the Entity benefited from sufficient taxable income as a result of certain tax planning strategies implemented in 2011 (the “Planning”). The Company’s management continues to expect that, pursuant to the Planning, the Entity will continue to generate sufficient taxable income in order to fully utilize its net operating losses with expiration dates through 2015. However, the benefit of the Planning is expected to diminish over such time. Accordingly, the Company derecognized $4.6 million of its Canadian deferred tax assets as of December 31, 2013. These deferred tax assets remain available to the Company in order to reduce its taxable income in future periods.

During 2012, the Company applied for and was granted the ability to retroactively elect a three-year carryback with respect to its 2008 NOL and to utilize the 2008 NOL carryover without being subject to the 90% limitation under the alternative minimum tax (“AMT”) provisions. As a result, the Company amended its 2005, 2007, and 2009 US income tax returns to obtain a refund of $0.4 million of AMT paid for those years. During 2012, the Company also utilized a portion of the remaining 2008 NOL carryforward on its 2011 US tax return filed to request a refund of $0.5 million AMT. In January 2013, the Company applied for a refund for the $0.3 million AMT remitted for 2012. In total, the Company recorded a total income tax benefit of $1.2 million for the expected AMT refunds during the year ended December 31, 2012.

As of December 31, 2012, the Company implemented a tax-free reorganization within the Canadian entity group. As the Canadian reorganization did not have any significant business impact to the entities, no additional deferred tax assets were recorded. However, the Company replaced the previously recognized deferred tax assets related to the Canadian investment tax credits with an equal amount of previously derecognized longer-lived deferred tax assets related to fixed assets and net operating losses. Upon consideration of all positive and negative evidence including but not limited to business changes such as the transfer of the shrink film production to the Tremonton facility, the Planning, historical and projected income, and projected use of its deferred tax assets, management determined to maintain the same position for the year ended December 31, 2013 and, accordingly, no additional deferred tax assets were recorded.

Variations During the Period

Timing differences, unused tax losses and unused tax credits	Balance January 1, 2013	Recognized in earnings (with translation adjustments)	Recognized in contributed surplus	Recognized in other comprehensive income	Balance December 31, 2013
	$	$	$	$	$
Tax credits, losses, carryforwards and other tax deductions	36,233	9,132	—	—	45,365
Property, plant and equipment (“PP&E”)	19,469	(457)	—	—	19,012
Pension and other post-retirement benefits	2,885	6,716	—	(1,687)	7,914
Stock-based payments	—	2,409	4,675	—	7,084
Accounts payable and accrued liabilities	—	6,591	—	—	6,591
Goodwill and other intangibles	4,458	1,738	—	—	6,196
Inventories	—	1,826	—	—	1,826
Other	59	643	—	—	702
Deferred tax liabilities: PP&E	(27,088)	8,717	—	—	(18,371)

Deferred tax assets and liabilities	36,016	37,315	4,675	(1,687)	76,319

Impact due to foreign exchange rates		2,108	—	198
Total recognized in earnings		39,423	4,675	(1,489)

	Balance January 1, 2012	Recognized in earnings (with translation adjustments)	Recognized in other comprehensive loss	Balance December 31, 2012 (1)
	$	$	$	$
Tax credits, losses, carryforwards and other tax deductions	46,655	(10,422)	—	36,233
Property, plant and equipment (“PP&E”)	15,093	4,376	—	19,469
Pension and other post-retirement benefits	2,165	(370)	1,090	2,885
Goodwill and other intangibles	4,272	186	—	4,458
Other	53	6	—	59
Deferred tax liabilities: PP&E	(34,749)	7,661	—	(27,088)

Deferred tax assets and liabilities	33,489	1,437	1,090	36,016

Impact due to foreign exchange rates		(723)	(43)
Total recognized in earnings		714	1,047

Deductible temporary differences and unused tax losses for which no deferred tax asset is recognized on the consolidated balance sheets are as follows:

	December 31, 2013	December 31, 2012
	$	$
Tax losses, carryforwards and other tax deductions	66,309	123,924
Accounts payable and accrued liabilities	246	10,820
Trade and other receivables	—	2,374
Inventories	—	2,722
Pension and other post-retirement benefits	—	33,521
Goodwill and other intangibles	—	9,731
Stock-based payments	—	15,596
Other	1,316	4,020

	67,871	202,708

As of December 31, 2013, the Company also had state losses of $71.7 million, with expiration dates through 2028, for which a tax benefit of $2.5 million has not been recognized.

The following table presents the amounts and expiration dates relating to unused tax credits for which no deferred tax asset is recognized on the consolidated balance sheets as of December 31:

	2013		2012
	United States	Canada	United States	Canada
	$	$	$	$
No expiration	—	—	3,310	—
2018	—	799	402	854
2019	—	1,503	320	1,607
2020	—	664	—	709
2021	—	251	—	268
2022	—	571	—	611
2023	—	283	—	302
2024	—	267	—	285
2025	—	451	—	482
2026	—	345	—	369
2027	—	315	—	336
2028	—	365	—	391
2029	—	291	—	311
2030	—	265	—	284
2031	—	388	—	415
2032	—	233	—	—

Total derecognition of tax credits	—	6,991	4,032	7,224

The following table presents the year of expiration of the Company’s operating losses carried forward as of December 31, 2013:

	DTA is recognized			DTA is not recognized
	Canada		United States	Canada		United States
	Federal	Provincial		Federal	Provincial
	$	$	$	$	$	$
2015	264	263	—	—	—	—
2022	—	—	1,035	—	—	—
2023	—	—	34,794	—	—	—
2024	—	—	8,873	—	—	203
2026	—	—	25,456	1,668	1,668	1,959
2027	—	—	—	4,988	4,988	4
2028	—	—	17,385	2,432	2,432	—
2029	—	—	—	7,235	7,235	—
2030	—	—	186	12,751	12,751	—
2031	898	898	39	7,362	7,362	—
2032	3,699	3,699	26	—	—	—
2033	—	—	45	—	—	—

	4,861	4,860	87,839	36,436	36,436	2,166

In addition, the Company has $19.7 million of capital loss carryforwards with indefinite lives available to offset future capital gains in Canada. No deferred tax asset is recognized for these carryforwards.

(1)	On January 1, 2013 Amended IAS 19 – Employee Benefits became effective and required retrospective application to operating results for fiscal years 2012 and 2011. Refer to Changes in Accounting Policies in Note 2.

6— EARNINGS PER SHARE

	2013	2012 (1)	2011 (1)
	$	$	$
Net earnings	67,357	20,381	7,384
Weighted average number of common shares outstanding
Basic	60,379,533	59,072,407	58,961,050
Effect of stock options	1,253,119	1,556,729	138,148

Diluted	61,632,652	60,629,136	59,099,198
Earnings per share
Basic	1.12	0.35	0.13
Diluted	1.09	0.34	0.12

The number of options that were anti-dilutive and not included in the diluted earnings per share calculations for the years ended December 31, 2013, 2012 and 2011 were 32,500, nil and 1,628,600, respectively.

(1)	On January 1, 2013 Amended IAS 19 – Employee Benefits became effective and required retrospective application to operating results for fiscal years 2012 and 2011. Refer to Changes in Accounting Policies in Note 2.

7— OTHER RECEIVABLES

	December 31, 2013	December 31, 2012
	$	$
Income and other taxes	750	810
Supplier rebates receivable	1,877	1,749
Sales taxes	2,768	819
Other	1,157	1,785

	6,552	5,163

8— INVENTORIES

	December 31, 2013	December 31, 2012
	$	$
Raw materials	29,389	27,856
Work in process	18,206	19,904
Finished goods	46,724	44,150

	94,319	91,910

During the year ended December 31, 2013 the Company recorded, in cost of sales, a write-down of inventories to net realizable value of nil ($0.1 million in 2012) and a reversal of write-down of inventories to net realizable value, recognized as a reduction of cost of sales of nil ($0.1 million in 2012).

During the year ended December 31, 2013 the Company recorded, in manufacturing facility closures, restructuring and other related charges, a write-down of inventories to net realizable value of less than $0.1 million ($0.9 million in 2012) and a reversal of write-down of inventories to net realizable value, recognized as a reduction of manufacturing facility closures, restructuring and other related charges of $0.1 million (nil in 2012).

The amount of inventories recognized as an expense during the period corresponds to cost of sales.

9— PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Manufacturing equipment	Computer equipment and software	Furniture, office equipment and other	Manufacturing equipment under construction	Total
	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2011	4,001	78,815	518,750	70,322	2,526	8,407	682,821
Additions	—	1,778	11,977	2,277	200	7,107	23,339
Disposals	—	(9)	(19,055)	(68)	(99)	—	(19,231)
Foreign exchange and other	92	(1,938)	5,605	186	36	33	4,014

Balance as of December 31, 2012	4,093	78,646	517,277	72,717	2,663	15,547	690,943
Accumulated depreciation and impairments
Balance as of December 31, 2011	309	50,040	358,676	67,705	2,443	—	479,173
Depreciation	—	3,135	24,042	2,355	115	—	29,647
Impairments	—	1,386	10,191	5	—	95	11,677
Disposals	—	(7)	(17,261)	(21)	(99)	—	(17,388)
Foreign exchange and other	—	1,112	1,041	145	(56)	—	2,242

Balance as of December 31, 2012	309	55,666	376,689	70,189	2,403	95	505,351

Net carrying amount as of December 31, 2012	3,784	22,980	140,588	2,528	260	15,452	185,592

Gross carrying amount
Balance as of December 31, 2012	4,093	78,646	517,277	72,717	2,663	15,547	690,943
Additions	—	1,269	18,324	2,863	403	25,879	48,738
Transfers in	—	—	55	—	—	—	55
Transfers out	—	(55)	—	—	—	—	(55)
Disposals	(1,200)	(3,253)	(3,155)	(397)	(185)	—	(8,190)
Foreign exchange and other	(198)	4,512	(11,420)	(539)	(82)	47	(7,680)

Balance as of December 31, 2013	2,695	81,119	521,081	74,644	2,799	41,473	723,811
Accumulated depreciation and impairments
Balance as of December 31, 2012	309	55,666	376,689	70,189	2,403	95	505,351
Depreciation	—	2,691	22,372	1,955	44	—	27,062
Impairments	605	4,019	18,179	82	24	(41)	22,868
Impairment reversals	—	(217)	(154)	—	—	—	(371)
Transfers in	—	—	55	—	—	—	55
Transfers out	—	(55)	—	—	—	—	(55)
Disposals	—	(3,000)	(2,695)	(372)	(170)	—	(6,237)
Foreign exchange and other	(218)	2,943	(7,607)	(1,576)	(16)	—	(6,474)

Balance as of December 31, 2013	696	62,047	406,839	70,278	2,285	54	542,199

Net carrying amount as of December 31, 2013	1,999	19,072	114,242	4,366	514	41,419	181,612

Included in property, plant and equipment are assets under finance leases as of December 31, which was as follows:

	December 31, 2013	December 31, 2012
	$	$
Buildings	3,796	4,487
Manufacturing equipment	7,664	3,831
Computer equipment and software	113	142
Furniture, office equipment and other	—	72

	11,573	8,532

During the years ended December 31, 2013 and 2012 the loss on disposals amounted to less than $0.1 million and $0.4 million, respectively.

As of December 31, 2013 and 2012 the Company had commitments to purchase machines and equipment totaling approximately $12.9 million and $5.5 million, respectively.

During the years ended December 31, 2013 and 2012 the amount of borrowing costs capitalized in property, plant and equipment was $0.6 million and $0.3 million, respectively. The weighted average capitalization rates used to determine the amount of the borrowing costs eligible for capitalization for the same periods were 2.46% and 2.70%, respectively.

10— OTHER ASSETS

	December 31, 2013	December 31, 2012
	$	$
Loan to an officer	—	55
Funds held in grantor trust to satisfy future pension obligation	552	853
Cash surrender value of officers life insurance	1,655	1,566
Deposits	1,115	845
Other	328	278

	3,650	3,597

11— INTANGIBLE ASSETS

	Distribution rights	Customer contracts	License agreements	Customer List	Software	Total
	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2011	3,575	1,369	849	811	772	7,376
Additions – separately acquired	—	—	—	—	60	60
Net foreign exchange differences	42	30	—	—	—	72

Balance as of December 31, 2012	3,617	1,399	849	811	832	7,508
Accumulated amortization and impairments
Balance as of December 31, 2011	2,748	1,071	259	68	93	4,239
Amortization	271	98	87	162	121	739
Impairments	—	—	503	—	—	503
Net foreign exchange differences	24	23	—	—	—	47

Balance as of December 31, 2012	3,043	1,192	849	230	214	5,528

Net Carrying amount as of December 31, 2012	574	207	—	581	618	1,980

Gross carrying amount
Balance as of December 31, 2012	3,617	1,399	849	811	832	7,508
Additions – separately acquired	—	—	115	—	224	339
Net foreign exchange differences	(232)	(90)	—	—	—	(322)

Balance as of December 31, 2013	3,385	1,309	964	811	1,056	7,525
Accumulated amortization and impairments
Balance as of December 31, 2012	3,043	1,192	849	230	214	5,528
Amortization	264	95	3	162	160	684
Impairments	—	—	—	—	—	—
Net foreign exchange differences	(204)	(80)	—	—	—	(284)

Balance as of December 31, 2013	3,103	1,207	852	392	374	5,928

Net Carrying amount as of December 31, 2013	282	102	112	419	682	1,597

12— IMPAIRMENT OF LONG-TERM ASSETS

Impairment Testing on Property, Plant and Equipment and Intangible Assets

In updating its determination of CGUs, and applying the related indicators of impairment, if any, the Company took into consideration the manufacturing facility closures and other related activities that have taken place in the course of the year. In making such an evaluation, the Company attributed these activities to specific CGUs as applicable. The Company concluded that these activities for the years ended December 31, 2013 and 2012 do not give rise to an impairment test to be performed for the applicable CGU. However, these activities and the related impairment charges recorded, which are primarily with respect to idled assets, are presented in Note 4 and in the table below, respectively.

Impairment on Idled Assets

Impairments recognized during the years ended December 31, 2013 and 2012 were as a result of manufacturing facility closures, restructuring and other related charges and idled assets and are as follows:

	For the year ended		For the year ended
	December 31, 2013		December 31, 2012
	Impairment	Impairment	Impairment	Impairment
	recognized	reversed	recognized	reversed
	$	$	$	$
Classes of assets impaired
Manufacturing facility closures, restructuring and other related charges
Property, plant and equipment
Land	605	—	—	—
Buildings	4,019	(217)	1,385	—
Manufacturing equipment	17,977	(154)	10,287	—
Furniture, office equipment and other	24	—	—	—
Computer equipment and software	82	—	5	—

	22,707	(371)	11,677	—
Intangible assets
Distribution rights	—	—	503	—

Idled Assets
Property, plant and equipment
Manufacturing equipment	161	—	—	—

Total	22,868	(371)	12,180	—

The recoverable amount of the assets for the year ended December 31, 2013 was determined using an independent market appraisal of the fair value less costs to sell.

The recoverable amount of the assets for the year ended December 31, 2012 was determined in connection with the Company’s plans and intent to transfer, use, sell or any other value that can be attributed to these idled assets. The Company used its best estimate in assessing the likely outcome for each of the assets.

13— LONG-TERM DEBT

	December 31, 2013
	Maturity	Effective Interest rate
			$
Senior Subordinated Notes (“Notes”) (a) (1)	Redeemed	—	—
Asset-based loan (“ABL”) (b) (1)	February 2017	2.89%	78,159
Real estate secured term loan (“Real Estate Loan”) (c) (1)	February 2017	3.67%	14,278
Finance lease liabilities (d)	Various until October 2024	2.74% - 8.70%	26,468
Term debt (e)	Paid in full	—	—
Mortgage and other loans (f) (1)	Various until October 2028	3.40%	9,602
Equipment finance agreement advance fundings (g)	March 2014	2.46%	1,307

			129,814
Less: Installments on long-term debt			8,703

			121,111

		December 31, 2012
		Effective Interest rate
			$
Senior Subordinated Notes (“Notes”) (a) (1)		9.21%	38,282
Asset-based loan (“ABL”) (b) (1)		2.36%	77,709
Real estate secured term loan (“Real Estate Loan”) (c) (1)		3.29%	15,632
Finance lease liabilities (d)		2.74% - 8.70%	10,979
Term debt (e)		4.16% - 4.45%	2,381
Mortgage and other loans (f) (1)		5.63%	1,699
Equipment finance agreement advance fundings (g)		2.25%	4,617

			151,299
Less: Installments on long-term debt			9,688

			141,611

(1)	The Notes, ABL, Real Estate Loan and mortgage and other loans are presented net of unamortized related debt issue costs, amounting to $1.9 million ($3.0 million in 2012).

Long-term debt repayments are due as follows:

	Finance	Other
	lease	long-term
	liabilities	loans
	$	$
2014	5,611	3,883
2015	5,307	2,580
2016	5,494	2,584
2017	5,310	90,346
2018	4,055	936
Thereafter	3,506	4,958

Total payments	29,283	105,287
Interest expense included in minimum lease payments	2,815	—

Total	26,468	105,287

(a) Senior Subordinated Notes

On May 14, 2013 and July 12, 2013, the Company announced a notice of redemption to redeem the remaining aggregate principal amount of $20.0 million and $18.7 million, respectively, of its outstanding 8.5% Notes due August 2014, with the redemptions occurring on June 27, 2013 and August 30, 2013, respectively. The Company financed the redemption with funds available under the ABL combined with its cash flows from operations. The corresponding expense write-off of debt issue costs of $0.2 million and $0.1 million, respectively, was recorded in interest under the caption finance costs in the statement of consolidated earnings.

The Parent Company and all of its wholly-owned subsidiaries other than the subsidiary issuer, had guaranteed the Notes. The Notes were issued and the guarantees executed pursuant to an Indenture dated July 28, 2004 (“Indenture”). As a result of the redemption of the remaining balance due under the Notes, both the Notes and the Indenture have been satisfied and discharged.

(b) Asset-based loan

In 2008, the Company secured a five-year, $200.0 million ABL entered into with a syndicate of financial institutions. In securing the ABL, the Company incurred debt issue costs amounting to approximately $2.8 million.

On February 1, 2012, the Company entered into an amendment to its ABL facility extending its maturity date to February 1, 2017 from March 28, 2013. Under the amendment to the ABL, the pricing grid of the extended ABL ranges from 1.75% to 2.25%.

In 2012, the Company capitalized an additional $1.5 million in debt issue costs as a result of the ABL amendment. The remaining capitalized debt issue costs of $1.3 million are being amortized using the straight-line method over the extended maturity. The original debt issue costs are being amortized over the extended term as the amendment did not result in an extinguishment of debt. This resulted in an adjustment to the carrying amount of the liability and amortization over the remaining term of the modified liability.

On November 25, 2013, the Company entered into an amendment to its ABL facility increasing its ability to secure financing in connection with the purchase of fixed assets under a permitted purchase money debt facility from $25.0 million to $45.0 million.

The ABL bears interest at 30-day LIBOR plus a premium varying between 175 and 225 basis points depending on the loan’s remaining availability (200 basis points as of December 31, 2013 and 200 basis points as of December 31, 2012).

The amount of the borrowing available to the Company under the ABL is determined by its applicable borrowing base from time to time. The borrowing base is calculated as a function of a percentage of eligible trade receivables, inventories and property, plant and equipment as defined in the ABL agreement.

Under the ABL agreement, the Company’s remaining unencumbered real estate is subject to a negative pledge in favour of the ABL lenders. However, the Company retains the ability to secure financing on all or a portion of, its owned real estate, up to an amount of $35.0 million, thereby terminating the negative pledge to the ABL lenders. As of December 31, 2013, the Company had $24.4 million of secured real estate mortgage financing, including $14.8 million outstanding under the Real Estate Loan discussed below. As of December 31, 2013, the Company had $10.6 million remaining real estate mortgage financing available ($17.0 million in 2012).

As of December 31, 2013, the ABL’s borrowing base amounted to $132.2 million ($130.5 million in 2012) of which $84.4 million ($81.6 million in 2012) was drawn, including $2.2 million and $2.7 million in standby and documentary letters of credit, respectively ($2.2 and nil in 2012, respectively). Accordingly, the Company’s unused availability as of December 31, 2013 amounted to $47.8 million ($48.8 million in 2012).

The ABL is secured by a first priority lien on the Company’s, and substantially all of its subsidiaries’, trade receivables, inventories and personal property and equipment, included in the determination of the ABL’s borrowing base, with a carrying amount of $78.5 million, $94.3 million and $181.6 million, respectively, as of December 31, 2013 ($75.9 million, $91.1 million and $185.6 million, respectively in 2012).

The ABL has one financial covenant, a fixed charge ratio of greater than or equal to 1.0 to 1.0. The financial covenant becomes effective only when unused availability drops below $25.0 million. Although not in effect, the Company was above the $25.0 million threshold of unused availability and, thus, was in compliance with this fixed charge ratio covenant as of December 31, 2013 and 2012.

(c) Real Estate Loan

On November 1, 2012, the Company entered into a Real Estate Loan of $16.6 million, amortized on a straight-line basis over the ten-year term, having a net book value of $14.3 million as of December 31, 2013 ($15.6 million in 2012). The maturity of the loan may be accelerated if the ABL facility is not extended and if Bank of America, N.A. ceases to be the revolver agent by reason of an action of the Company. A portion of the loan may be required to be repaid early if any mortgage properties are disposed of prior to October 31, 2022. The loan is secured by certain of the Company’s real estate and improvements thereon with a net book value of $11.2 million as of December 31, 2013 ($12.0 million as of December 31, 2012).

On November 25, 2013, the Company entered into an amendment to its Real Estate Loan increasing its ability to secure financing in connection with the purchase of fixed assets under a permitted purchase money debt facility from $25.0 million to $45.0 million.

The Real Estate Loan bore interest at a rate of 30-day LIBOR plus 250 basis points until December 31, 2012. Thereafter, the Real Estate Loan bears interest at a rate of 30-day LIBOR plus a loan margin between 225 and 275 basis points based on a pricing grid, as defined in the loan agreement (225 basis points as of December 31, 2013). The Real Estate Loan requires monthly payments of principal of $138,125 plus accrued interest, with the first payment having occurred on December 1, 2012. A final payment of $9.7 million will be due on February 1, 2017, if the ABL facility is not extended and if Bank of America, N.A. ceases to be the revolver agent by reason of an action of the Company.

The Real Estate Loan contains two financial covenants, both of which are calculated at the end of each fiscal month. The Company has been in compliance with these covenants since entering into the Real Estate Loan.

(d) Finance lease liabilities

The Company has obligations under finance lease liabilities for the rental of a building, computer hardware, shop equipment and office equipment, payable in monthly installments ranging from $90 to $263,450 ($90 to $46,320 in 2012), including interest. The finance lease liabilities are secured by assets under the lease liabilities.

On August 14, 2012, the Company entered into a secured debt equipment finance agreement (the “Equipment Finance Agreement”) in the amount of up to $24.0 million for qualifying US capital expenditures during the period May 2012 through March 31, 2014. The Equipment Finance Agreement allows for periodic scheduling of amounts with each schedule having a term of sixty months and a fixed interest rate for amounts scheduled prior to January 1, 2014.

The Company has entered into the following schedules as of December 31, 2013:

Date entered	Amount	Interest rate	Payments	Last payment due
September 27, 2012	$2.7 million	2.74%	$48,577	October 1, 2017
December 28, 2012	$2.6 million	2.74%	$46,258	January 1, 2018
June 28, 2013	$2.2 million	2.90%	$39,329	July 1, 2018
December 31, 2013	$14.7 million	2.90%	$263,450	January 1, 2019

(e) Term debt

One of the Company’s wholly-owned subsidiaries had a long-term loan agreement, containing two debt instruments, totalling approximately $2.4 million as of December 31, 2012 (€1.8 million), with each instrument bearing interest at a rate of Euribor plus a premium of 375 basis points as of December 31, 2012, which could have been, at the discretion of the lender, increased semi-annually by 75 basis points. Under the terms of the agreement, only monthly interest payments were required for the first two years followed by interest plus eight equal semi-annual principal payments amounting to $0.3 million and $0.6 million, respectively, for each of the instruments commencing on January 2010 and November 2010, respectively, and final payment on July 2013 and May 2014, respectively. The final payment due May 2014 was prepaid in November 2013. As a result of the final payments, the long-term loan agreement has been satisfied and discharged.

(f) Mortgage loans

The Company has a $1.8 million mortgage loan on its owned real estate located in Bradenton, Florida having a net book value of $1.4 million as of December 31, 2013 ($1.5 million in 2012). The mortgage is for a period of 20 years. Until October 1, 2011, the loan bore interest at 7.96%. The applicable interest rate adjusts every three years to a 355 basis point spread over the 10-year Interest Rate Swap published in the daily release of the Federal Reserve. Effective on October 1, 2011, the applicable interest rate decreased to 5.63%. As a result, the required monthly payments of principal and interest decreased from $14,723 to $12,535 beginning on November 1, 2011.

On June 28, 2013, the Company purchased real estate in Blythewood, South Carolina for $11.3 million and entered into a mortgage (“South Carolina Mortgage”) on the real estate for up to $10.7 million, $8.5 million of which was advanced upon closing of the purchase of the property. Interest is payable monthly and principal will be amortized on a straight-line basis over ten years. The loan provides for an additional advance of $2.1 million upon completion of building improvements, subject to an appraisal. The loan had a net book value of $8.0 million as of December 31, 2013. The maturity of the loan may be accelerated if the ABL facility is not extended, refinanced with a credit facility acceptable to Wells Fargo Bank, National Association (“Wells Fargo”), or if Wells Fargo ceases to be an ABL lender by reason of the action of the Company. The loan bears interest at a rate of 30-day LIBOR plus 215 basis points. The mortgage loan initially requires monthly payments of principal of $70,937.50 (subject to adjustment if the additional advance is made) plus accrued interest, with the first payment paid on July

15, 2013. In the event the additional $2.1 million is not advanced, a final payment of up to $7.2 million will be due on February 1, 2017 if the ABL facility is not extended or refinanced with a credit facility acceptable to Wells Fargo. The mortgage loan contains two financial covenants, a fixed charge coverage ratio of at least 1.1 to 1.0 and a cash flow leverage ratio of not greater than 3.5 to 1.0, both of which are measured monthly on a trailing 12-month basis. The Company has been in compliance with these covenants since entering into the mortgage loan. The loan is secured by the Company’s Blythewood, South Carolina real property and the building improvements thereon with a net book value of $12.5 million as of December 31, 2013.

A default under the Company’s ABL will be deemed a default under the Company’s South Carolina Mortgage, Real Estate Loan and Equipment Financing Agreement.

(g) Equipment finance agreement advance fundings

Advance fundings, which are amounts funded and borrowed but not yet scheduled, were $1.3 million as of December 31, 2013 ($4.6 million in 2012). Advance fundings accrue interest at the 30-day LIBOR rate plus 200 basis points.

The Company financed two schedules, $2.7 million and $2.6 million in 2012 and two schedules, $2.2 million and $14.7 million in 2013. If the Company did not finance the full amount of $4.0 million and $20.0 million by December 31, 2012 and December 31, 2013, respectively, then the Company was required to pay a Reinvestment Premium as defined under the Equipment Finance Agreement on the difference between those amounts and the amounts actually funded in each of those years if the 3-Year SWAP rate decreased to less than 0.5%. The Company did not finance the required amount for 2013, but was not required to pay a Reinvestment Premium based on the 3-Year SWAP rate at December 31, 2013. The schedules are secured by the equipment with a net book value of $21.0 million as of December 31, 2013 ($5.1 million in 2012).

14— PROVISIONS AND CONTINGENT LIABILITIES

The Company’s provisions consist of environmental and restoration obligations, resolution of a contingent liability and severance and other provisions primarily related to employee termination costs resulting from the closure of manufacturing facilities and provisions for litigation.

The reconciliation of the Company’s provisions as of December 31, 2012 is as follows:

		Severance
		and other
	Restoration	provisions	Litigation	Total
	$	$	$	$
Balance, December 31, 2011	1,861	1,805	259	3,925
Additional provisions	—	2,446	—	2,446
Amounts paid	—	(2,759)	(257)	(3,016)
Net foreign exchange differences	30	34	(2)	62

Balance, December 31, 2012	1,891	1,526	—	3,417

Amount presented as current	—	1,526	—	1,526
Amount presented as non-current	1,891	—	—	1,891

Balance, December 31, 2012	1,891	1,526	—	3,417

The reconciliation of the Company’s provisions as of December 31, 2013 is as follows:

			Resolution of	Severance
			a contingent	and other
	Environmental	Restoration	liability	provisions	Total
	$	$	$	$	$
Balance, December 31, 2012	—	1,891	—	1,526	3,417
Additional provisions	2,518	—	1,300	1,895	5,713
Amounts paid	—	(130)	(1,300)	(1,819)	(3,249)
Net foreign exchange differences	—	(87)	—	(49)	(136)

Balance, December 31, 2013	2,518	1,674	—	1,553	5,745

Amount presented as current	—	1,190	—	675	1,865
Amount presented as non-current	2,518	484	—	878	3,880

Balance, December 31, 2013	2,518	1,674	—	1,553	5,745

The environmental provision pertains to the Columbia, South Carolina manufacturing facility. Refer to Note 4 for more information regarding the relocation of the Columbia, South Carolina manufacturing facility.

The restoration provision pertains to two leases at operating facilities where the Company is obligated to restore the leased properties to the same condition that existed at the time of the lease commencement date. The carrying amount of this obligation is based on management’s best estimate of the costs of the permanent removal of the Company’s manufacturing equipment used in these facilities.

The severance and other provisions relate primarily to the relocation of the Columbia, South Carolina manufacturing facility and the closure of the Hawkesbury, Ontario, Brantford, Ontario and Richmond, Kentucky manufacturing facilities. The estimated costs pertain primarily to severance and other labor related costs. See Note 4 for more information.

In February 2012, Multilayer Stretch Cling Film Holdings, Inc. (“Multilayer”) filed a complaint against the Company in the US District Court for Western Tennessee, alleging that the Company had infringed a patent issued to Multilayer that covers certain aspects of the manufacture of stretch film. In May 2013, the Company agreed to a settlement of the outstanding litigation. Under the confidential settlement agreement, the Company paid Multilayer an undisclosed amount in full settlement of all outstanding issues. The terms of the agreement do not restrict the sale of any of the Company’s products, as the Company’s current products do not utilize Multilayer’s patented invention. The Company does not expect that the settlement will have any material effect on the Company’s continuing operations. The amount is included in the statement of consolidated earnings under the caption selling, general and administrative expenses.

As of December 31, 2013 and 2012:

•	No reimbursements are expected to be received by the Company for any of the provided amounts; and

•	There were no contingent assets at any of the financial statement reporting dates covered by these consolidated financial statements.

During the reporting period, there were no reversals of provisions.

15— CAPITAL STOCK

Authorized

The Company is authorized to issue an unlimited number of common shares without par value.

Class “A” preferred shares, issuable in series, ranking in priority to the common shares with respect to dividends and return of capital on dissolution. The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series. No Class A preferred shares have been issued.

Common Shares

The Company’s common shares outstanding as of December 31, 2013 and 2012, were 60,776,649 and 59,625,039, respectively.

On August 14, 2012, the Company’s Board of Directors approved a semi-annual dividend policy.

On October 10, 2012 the Company paid a cash dividend of CDN$0.08 per common share to the shareholders of record at the close of business on September 21, 2012. The aggregate amount of this dividend payment was $4.8 million based on 59,101,050 shares of the Company’s common shares issued and outstanding as of September 21, 2012.

On April 10, 2013 the Company paid a cash dividend of $0.08 per common share to the shareholders of record at the close of business on March 25, 2013. The aggregate amount of this dividend payment was $4.8 million based on 59,983,184 shares of the Company’s common shares issued and outstanding as of March 25, 2013.

On August 14, 2013, the Company’s Board of Directors approved a change in the semi-annual dividend policy to a quarterly dividend policy.

On September 30, 2013 the Company paid a cash dividend of $0.08 per common share to the shareholders of record at the close of business on September 16, 2013. The aggregate amount of this dividend payment was $4.9 million based on 60,741,649 shares of the Company’s common shares issued and outstanding as of September 16, 2013.

On December 30, 2013 the Company paid a cash dividend of $0.08 per common share to the shareholders of record at the close of business on December 16, 2013. The aggregate amount of this dividend payment was $4.9 million based on 60,776,649 shares of the Company’s common shares issued and outstanding as of December 16, 2013.

Share repurchase

The Company did not initiate a normal course issuer bid in 2012 or 2013.

Stock Appreciation Rights

On June 20, 2012, the Board of Directors of the Company adopted the 2012 SAR Plan in lieu of granting stock options in 2012. The 2012 SAR Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award SARs to eligible persons. A SAR, as defined by the Company’s plan, is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the date of exercise. These SARs can only be settled in cash and expire no later than 10 years after the date of the grant. The award agreements provide that these SARs granted to employees and executives will vest and may be exercisable 25% per year over four years. The SARs granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years.

Over the life of the awards, the total amount of expense recognized will equal the amount of the cash outflow, if any, as a result of exercises. At the end of each reporting period, the lifetime amount of expense recognized will equal the current period value of the SARs using the Black-Scholes pricing model, multiplied by the percentage vested. As a result, the amount of expense recognized can vary due to changes in the model variables from period to period until the SARs are exercised, expire, or are otherwise cancelled.

All SARs are granted at a price determined and approved by the Board of Directors, which is the closing price of the common shares on the TSX on the trading day immediately preceding the day on which a SAR is granted.

On June 28, 2012, 1,240,905 SARs were granted at an exercise price of CDN$7.56.

As of December 31, 2013, the fair value per SAR outstanding was estimated as $6.14 using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

Expected life		4.3 years
Expected volatility		37%
Risk-free interest rate		1.77%
Expected dividends		2.43%
Stock price at grant date	CDN$	7.56
Exercise price of awards	CDN$	7.56
Stock price	CDN$	14.03
Foreign exchange rate US to CDN		1.0640

Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant, with more weight placed on the more recent time periods.

During the years ended December 31, 2013 and 2012, $3.8 million and $1.3 million of expense, respectively, is included under the caption selling, general and administrative expenses. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption accounts payable and accrued liabilities for amounts vested and expected to vest in the next twelve months, and other liabilities for amounts expected to vest greater than twelve months.

During the years ended December 31, 2013 and 2012, 41,250 and nil SARs were exercised, respectively, at an exercise price of CDN$7.56 and nil, respectively, resulting in cash payments of approximately $0.3 million and nil, respectively.

During the years ended December 31, 2013 and 2012, 30,000 and nil SARs were forfeited, respectively.

Stock options

Under the Company’s ESOP, options to acquire the Company’s common shares may be granted to the Company’s executives, directors and key employees. The total number of common shares reserved for issuance under the ESOP shall be equal to 10% of the Company’s issued and outstanding common shares from time to time. Options are equity-settled and expire no later than 10 years after the date of the grant and can only be used to purchase stock and may not be redeemed for cash. The plan provides that such options granted to key employees and executives will vest and may be exercisable 25% per year over four years. The options granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years.

All options are granted at a price determined and approved by the Board of Directors, which cannot be less than the closing price of the common shares on the TSX for the day immediately preceding the effective date of the grant.

The changes in number of options outstanding were as follows:

	2013		2012		2011
	Weighted		Weighted		Weighted
	average		average		average
	exercise	Number of	exercise	Number of	exercise	Number of
	price	options	price	options	price	options
	CDN$		CDN$		CDN$
Balance, beginning of year	2.60	2,657,037	3.28	3,774,026	4.44	3,355,769
Granted	12.19	830,000	—	—	1.66	875,000
Exercised	3.35	(1,151,610)	3.10	(663,989)	—	—
Forfeited	9.71	(71,250)	1.88	(52,500)	3.16	(149,401)
Expired	—	—	9.27	(400,500)	10.13	(307,342)

Balance, end of year	5.52	2,264,177	2.60	2,657,037	3.28	3,774,026

Options exercisable at the end of the year	2.36	987,927	3.03	1,676,305	4.20	2,247,563

The weighted average stock price at the date of exercise was $11.54 and $7.39 in 2013 and 2012, respectively, resulting in cash proceeds to the Company of $3.8 million and $2.0 million, respectively.

The following tables summarize information about options outstanding and exercisable as of:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		contractual	average		average
	Number	life (years)	exercise price	Number	exercise price
			CDN$		CDN$
December 31, 2013
Range of exercise prices
$1.55 to $1.90	1,077,500	5.78	1.74	617,500	1.76
$2.19 to $3.61	406,677	2.18	2.83	352,927	2.93
$12.04 to $14.34	780,000	6.80	12.14	17,500	12.04

	2,264,177	5.48	5.52	987,927	2.36

December 31, 2012
Range of exercise prices
$0.55 to $0.83	12,500	3.25	0.55	10,000	0.55
$1.55 to $2.33	1,482,500	5.15	1.83	550,000	1.88
$3.61 to $5.42	1,162,037	2.06	3.61	1,116,305	3.61

	2,657,037	4.45	2.60	1,676,305	3.03

December 31, 2011
Range of exercise prices
$0.55 to $0.83	40,000	3.25	0.55	27,500	0.55
$1.55 to $2.33	1,695,000	4.92	1.85	297,500	2.00
$3.37 to $5.06	1,638,526	1.93	3.36	1,522,063	3.36
$7.50 to $11.25	400,500	0.30	9.27	400,500	9.27

	3,774,026	3.10	3.28	2,247,563	4.20

The Company uses the fair value based method of accounting for stock-based compensation expense and other stock-based payments. During the years ended December 31, 2013, 2012 and 2011, the contributed surplus account increased approximately $1.1 million, $0.5 million and $0.8 million, respectively, representing the stock-based compensation expense recorded for the period associated with stock options. During the years ended December 31, 2013, 2012 and 2011, the contributed surplus account also increased approximately $4.7 million, nil and nil, respectively, representing the portion of US deferred tax assets recorded in relation to the excess tax benefit of stock options outstanding as of December 31, 2013. During the years ended December 31, 2013, 2012 and 2011, the contributed surplus account decreased approximately $1.7 million, $0.8 million and nil, respectively, representing the stock-based compensation expense credited to capital stock on options exercised.

The fair value of options granted was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

	2013		2011
Expected life		5.6 years		6.0 years
Expected volatility		43%		66%
Risk-free interest rate		1.59%		2.46%
Expected dividends		2.72%		0.00%
Share price	CDN$	12.19	CDN$	1.66
Exercise price	CDN$	12.19	CDN$	1.66

Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant, with more weight placed on the more recent time periods.

During the year ended December 31, 2012, no options were granted.

The fair value per option granted is:

	2013	2011
	$	$
Fair value	3.69	1.03

16— ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Accumulated currency translation adjustments	(770)	3,208	1,206
Cumulative changes in fair value of forward foreign exchange rate contracts (net of future income tax expense of nil in 2011)	—	—	(13)

	(770)	3,208	1,193

17— PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

The Company has several non-contributory defined contribution plans and defined benefit plans for substantially all its employees in both Canada and the US.

Defined contribution plans

In the US, the Company maintains a savings retirement plan (401(k) Plan) for the benefit of certain employees who have been employed for at least 90 days. Contribution to this plan is at the discretion of the Company. The Company also maintains 401(k) plans according to the terms of certain collective bargaining agreements.

The Company also contributes to multi-employer plans for employees covered by certain collective bargaining agreements.

In Canada, the Company maintains defined contribution pension plans for its salaried employees and contributes amounts equal to 4% of each participant’s eligible salary.

The amount expensed with respect to the defined contribution plans for the years ended December 31, 2013, 2012 and 2011 was $3.6 million, $3.7 million and $2.2 million, respectively.

Defined benefit plans

The Company has, in the US, three defined benefit pension plans (hourly and salaried). Benefits for employees are based on compensation and years of service for salaried employees and fixed benefits per month for each year of service for hourly employees.

In Canada, certain non-union hourly employees of the Company are covered by a plan which provides a fixed benefit per month for each year of service. The only other defined benefit plan sponsored by the Company in Canada was wound-up effective September 30, 2011. Pursuant to applicable legislation, benefits for this plan will be settled within the five-year period following the wind-up effective date.

In the US, certain union hourly employees of the Company are covered by plans which provide a fixed benefit per month for each year of service. The Company amended one of the plans during the year ended December 31, 2012, which immediately increased the fixed benefit as well as incrementally over the next three years. The Company also closed the plan to new entrants whereby employees hired on or after the amendment date will not be permitted to participate in the plan. Under Amended IAS 19 – Employee benefits, the Company is required to recognize past service costs associated with benefit plan changes of $0.7 million immediately in cost of sales in the statement of consolidated earnings in 2012.

In the US, the Company provides group health care and life insurance benefits to certain retirees. In Canada, the Company provides group health care, dental and life insurance benefits for eligible retired employees.

Supplementary executive retirement plans

The Company has Supplementary Executive Retirement Plans (“SERPs”) to provide supplemental pension benefits to certain key executives. The SERPs are not funded and provide for an annual pension benefit, from retirement or termination date, in the amounts ranging from $0.2 million to $0.6 million, annually.

Governance and oversight

The defined benefit plans sponsored by the Company are subject to the requirements of the Employee Retirement Income Security Act and related legislation in the United States and of the Canadian Income Tax Act and provincial legislation in Ontario and Nova Scotia. In addition, all actuarial computations related to defined benefit plans are based on actuarial assumptions and methods determined in accordance with the generally recognized and accepted actuarial principles and practices prescribed by the Actuarial Standards Board, the American Academy of Actuaries and the Canadian Institute of Actuaries.

Minimum funding requirements are computed based on methodologies and assumptions dictated by regulation in the US and Canada. The Company’s practice is to fund at least the statutory minimum required amount for each defined benefit plan’s plan year.

The Company’s Investment Committee, comprised of the Company’s Chief Financial Officer, Vice President of Human Resources and other members of management, makes investment decisions for the Company’s pension plans. The asset liability matching strategy of the pension plans is reviewed quarterly in terms of risk and return profiles. The Investment Committee has established a target mix of equity, fixed income, and alternative securities based on funded status level of each defined benefit plan.

The assets of the defined benefit plans are held separately from those of the Company in funds under the control of trustees.

Information relating to the various plans

	Pension Plans		Other plans
	2013	2012 (1)	2013	2012 (1)
	$	$	$	$
Defined benefit obligations
Balance, beginning of year	92,356	82,451	4,677	4,227
Current service cost	1,335	1,230	18	16
Past service costs	—	682	—	—
Interest cost	3,465	3,469	171	181
Benefits paid	(3,413)	(3,223)	(60)	(77)
Actuarial losses from demographic assumptions	1,075	768	86	49
Actuarial (gains) losses from financial assumptions	(10,521)	4,480	(744)	202
Experience (gains) losses	342	1,947	(640)	8
Foreign exchange rate adjustment	(1,924)	552	(233)	71

Balance, end of year	82,715	92,356	3,275	4,677

Fair Value of plan assets
Balance, beginning of year	57,745	49,848	—	—
Interest income	2,175	2,208	—	—
Return on plan assets (excluding amounts included in net interest expense)	8,186	3,291	—	—
Contributions by the employer	4,311	5,565	—	—
Benefits paid	(3,413)	(3,223)	—	—
Administration expenses	(307)	(398)	—	—
Foreign exchange rate adjustment	(1,576)	454	—	—

Balance, end of year	67,121	57,745	—	—

Funded status – deficit	15,594	34,611	3,275	4,677

The defined benefit obligations and fair value of plan assets at December 31, are composed by geographical locations as follows:

	2013			2012
	US	Canada	Total	US	Canada	Total
	$	$	$	$	$	$
Defined benefit obligations	59,027	26,963	85,990	65,268	31,765	97,033
Fair Value of plan assets	(40,673)	(26,448)	(67,121)	(34,216)	(23,529)	(57,745)

Deficit in plans	18,354	515	18,869	31,052	8,236	39,288

The defined benefit obligations as of December 31, 2013 and 2012 for pension plans can be analyzed by funding status as follows:

	December 31,	December 31,
	2013	2012
	$	$
Wholly unfunded	9,706	10,732
Wholly funded or partially funded	73,009	81,624

Total obligations	82,715	92,356

Reconciliation of Pension and Other Post-Retirement Benefits Recognized in the Balance Sheet

	December 31,	December 31,
	2013	2012
	$	$
Pension Plans
Present value of the defined benefit obligation	82,715	92,356
Fair value of the plan assets	67,121	57,745

Deficit in plans	15,594	34,611
Asset ceiling	2,676	—
Amount recognized as a liability in respect of minimum funding requirements	—	1,684

Liabilities recognized	18,270	36,295

Other plans
Present value of the defined benefit obligation and deficit in the plans	3,275	4,677

Liabilities recognized	3,275	4,677

Total plans
Total pension and other-post retirement benefits recognized in balance sheets	21,545	40,972

The composition of plan assets based on the fair value as of December 31, was as follows:

	December 31,	December 31,
	2013	2012
	$	$
Asset category
Cash	5,675	3,394
Equity instruments	39,854	36,296
Fixed income instruments	19,383	16,228
Real estate investment trusts	2,209	1,827

Total	67,121	57,745

As of December 31, 2013 and 2012, approximately 56% and 41% of equity and fixed income instruments were held in mutual funds, respectively. None of the benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other asset that was used by the Company.

Most equity, fixed income and real estate investment trusts have quoted prices in active markets. Certain US government obligations are valued at the quoted price for identical or similar securities reported in active markets.

Defined Benefit Expenses Recognized in Consolidated Earnings

	Pension Plans			Other plans
	2013	2012 (1)	2011 (1)	2013	2012 (1)	2011 (1)
	$	$	$	$	$	$
Current service cost	1,335	1,230	992	18	16	46
Past service cost	—	682	—	—	—	—
Administration expenses	307	398	400	—	—	—
Net interest expense	1,355	1,261	1,036	171	181	199

Net costs recognized in the statement of consolidated earnings	2,997	3,571	2,428	189	197	245

	Total Plans
	2013	2012 (1)	2011 (1)
	$	$	$
Current service cost	1,353	1,246	1,038
Past service cost	—	682	—
Administration expense	307	398	400
Net interest expense	1,526	1,442	1,235

Net costs recognized in the statement of consolidated earnings	3,186	3,768	2,673

Remeasurement of Defined Benefit Liability in Other Comprehensive Income (Loss)

	Pension Plans			Other plans
	2013	2012 (1)	2011 (1)	2013	2012 (1)	2011 (1)
	$	$	$	$	$	$
Actuarial losses from demographic assumptions	(1,075)	(768)	(1,709)	(86)	(49)	—
Actuarial gains (losses) from financial assumptions	10,521	(4,480)	(8,498)	744	(202)	(297)
Experience gains (losses)	(342)	(1,947)	(2,345)	640	(8)	(24)
Return on plan assets (excluding amounts included in net interest expense)	8,186	3,291	(3,387)	—	—	—
Asset ceiling	(2,676)	—	1,461	—	—	—
Change in the amount recognized as a liability in respect of minimum funding requirements	1,749	(1,194)	477	—	—	—

Total amounts recognized in other comprehensive income (loss)	16,363	(5,098)	(14,001)	1,298	(259)	(321)

The Company expects to contribute $6.0 million to its defined benefit pension plans and $0.1 million to its health and welfare plans in 2014.

The weighted average duration of the defined benefit obligation at December 31, 2013 is 13 years for US plans and 15 years for Canada plans (13 years and 17 years in 2012, respectively).

The significant weighted average assumptions, which management considers the most likely, and which were used to measure its defined benefit obligations at December 31, are as follows:

	US plans		Canada plans
	2013	2012	2013	2012
Discount rate
Pension plans	4.65%	3.64%	4.80%	4.00%
Other plans	3.70%	2.83%	4.80%	4.00%
Mortality rate (in years)
Current pensioner—Male	20	20	21	20
Current pensioner—Female	21	21	23	22
Current member aged 45—Male	21	21	23	21
Current member aged 45—Female	22	22	25	23

Significant actuarial assumptions for defined benefit obligation measurement purposes are discount rate and mortality rate. The sensitivity analyses below have been determined based on reasonably possible changes of the assumptions, in isolation of one another, occurring at the end of the reporting period. This analysis may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in the assumptions would occur in isolation of one another as some of the assumptions may be correlated. An increase or decrease of 1% in these rates or an increase or decrease of one year in mortality rate would have the following impacts on the defined benefit obligation:

2013
$
Discount rate
Increase of 1%	(10,757)
Decrease of 1%	13,475
Mortality rate
Life expectancy increased by one year	2,509
Life expectancy decreased by one year	(2,433)

(1)	On January 1, 2013 Amended IAS 19 – Employee Benefits became effective and required retrospective application to operating results for fiscal years 2012 and 2011. Refer to Changes in Accounting Policies in Note 2.

18— SEGMENT DISCLOSURES

The Company operates in various geographic locations and develops, manufactures and sells a variety of products to a diverse customer base. Most of the Company’s products are made from similar processes. A vast majority of the Company’s products, while brought to market through various distribution channels, generally have similar economic characteristics. The Company’s decisions about resources to be allocated are determined as a whole based on the Company’s operational, management and reporting structure. The chief operating decision maker assesses the Company’s performance as a single operating segment.

Geographic Information

The following tables present geographic information about revenue attributed to countries based on the location of external customers and about property, plant and equipment by country based on the location of the assets:

	2013	2012	2011
	$	$	$
Revenue
Canada	63,656	69,085	74,272
United States	643,053	635,727	626,551
Other	74,791	79,618	85,914

Total revenue	781,500	784,430	786,737

	December 31,	December 31,
	2013	2012
	$	$
Property, plant and equipment
Canada	17,683	24,104
United States	151,457	150,735
Other	12,472	10,753

Total property, plant and equipment	181,612	185,592

	December 31,	December 31,
	2013	2012
	$	$
Intangible assets
Canada	383	779
United States	1,212	1,197
Other	2	4

Total intangible assets	1,597	1,980

Other assets
Canada	92	13
United States	3,405	3,581
Other	153	3

Total other assets	3,650	3,597

The following table presents revenue information based on revenues for the following product categories and their complementary packaging systems:

	2013	2012	2011
	$	$	$
Revenue
Tape	510,539	519,399	516,582
Film	149,293	145,780	150,138
Woven coated fabrics	114,438	112,280	117,049
Other	7,230	6,971	2,968

	781,500	784,430	786,737

19— RELATED PARTY TRANSACTIONS

The Company’s key personnel are members of the Board of Directors and five members of senior management in 2013 (six members in 2012 and 2011). Key personnel remuneration includes the following expenses:

	2013	2012	2011
	$	$	$
Short-term employee benefits:
Salaries including bonuses and post-employment benefits	4,235	4,402	3,553
Short-term director benefits:
Director and committee fees and post-employment benefits	645	741	575
Stock-based payments for employees and directors	3,977	1,607	679

Total remuneration	8,857	6,750	4,807

20— COMMITMENTS AND CONTINGENCIES

Commitments Under Operating Leases

On August 19, 2013, the Company entered into a 130-month operating lease on a corporate office located in Sarasota, Florida which will serve as the Company’s new US headquarters. Annual minimum lease payments for the facility will begin in January 2014 and will range from approximately $0.6 million to $0.7 million over the term of the lease.

On December 21, 2013, the Company entered into a five-year operating lease on a manufacturing facility located in Delta, British Columbia. Annual minimum lease payments for the facility will begin in March 2014 and will be approximately $0.4 million over the term of the lease. In conjunction with the lease, the company is subject to a restoration obligation of approximately $0.5 million.

For the year ended December 31, 2013, the expense in respect of operating leases was $4.6 million ($4.1 million in 2012 and $3.8 million in 2011). As of December 31, 2013, the Company had commitments aggregating to approximately $14.1 million through the year 2024 for the rental of offices, warehouse space, manufacturing equipment, automobiles, computer hardware and other assets. Minimum lease payments for the next five years are $2.3 million in 2014, $2.1 million in 2015, $2.0 million in 2016 and 2017, $1.8 million in 2018, and $3.9 thereafter.

Contingent Loss

In 2009, the Company filed a complaint in the US District Court for the Middle District of Florida against Inspired Technologies, Inc. (“ITI”) alleging that ITI had breached its obligations under a supply agreement with the Company and ITI filed a counterclaim against the Company alleging that the Company had breached its obligations under the agreements. On April 13, 2011, after two trials on the issues, the Court entered a Judgment against the Company in the amount of approximately $1.0 million. On May 19, 2011 the Company entered into a settlement agreement with ITI with respect to all outstanding litigation between the parties. Pursuant to the terms of the settlement, the Company paid approximately $1.0 million to ITI in full and complete settlement of all matters between them with respect to the litigation. The amount is included in the selling, general and administrative expenses caption on the accompanying statement of consolidated earnings.

In addition to the matter described above and Multilayer in Note 14, the Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no additional amounts have been recorded as of December 31, 2013.

Commitment Under Service Contract

On November 12, 2013, the Company entered into a ten-year electricity service contract at a manufacturing facility. The service date of the contract is expected to commence in the second quarter of 2014. The Company will then be committed to monthly minimum usage requirements over the term of the contract. The Company will receive economic development incentive credits and installation as well as maintenance of the required energy infrastructure at the manufacturing facility as part of the contract. The credits are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. The Company estimates that service billings will total approximately $0.7 million in 2014, $3.0 million in 2015, $3.2 million in 2016 and 2017, $3.1 million in 2018 and $16.9 million thereafter.

Certain penalty clauses exist within the contract related to early cancellation after the service date of the contract, which is expected to be the second quarter of 2014. The costs related to early cancellation penalties include termination fees based on anticipated service billings over the term of the contract and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $17.0 million. This amount declines annually until the expiration of the contract.

21— FINANCIAL INSTRUMENTS

Fair Value and Classification of Financial Instruments

As of December 31, 2013 and 2012, the classification of financial instruments, as well as their carrying amounts and respective fair values are as follows:

	Carrying amount
	Loans and receivables	Financial liabilities at amortized cost	Fair value
	$	$	$
December 31, 2013
Financial assets
Cash	2,500	—	2,500
Trade receivables	78,543	—	78,543
Other receivables (1)	2,744	—	2,744
Loan to an officer (3)	—	—	—

Total	83,787	—	83,787

Financial liabilities
Accounts payable and accrued liabilities (2)	—	58,358	58,358
Notes	—	—	—
Other long-term debt	—	129,814	129,814

Total	—	188,172	188,172

December 31, 2012
Financial assets
Cash	5,891	—	5,891
Trade receivables	75,860	—	75,860
Other receivables (1)	3,249	—	3,249
Loan to an officer (3)	55	—	55

Total	85,055	—	85,055

Financial liabilities
Accounts payable and accrued liabilities (2)	—	60,222	60,222
Notes	—	38,282	38,282
Other long-term debt	—	113,017	113,017

Total	—	211,521	211,521

(1)	Consists primarily of supplier rebates receivable
(2)	Excluding employee benefits
(3)	Included in other assets on the consolidated balance sheets

The Company’s interest rate swap agreement expired on September 22, 2011. The Company’s final forward foreign exchange rate contract expired on July 31, 2012 (a liability amounting to $13,000 as of December 31, 2011).

The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments:

•	The fair value of cash, trade receivables, other receivables, loans, accounts payable and accrued liabilities is comparable to their carrying amount, given their short maturity periods;

•	The fair value of the Notes has been determined based on available quoted market prices;

•	The fair value of other long-term debt, mainly bearing interest at variable rates, including primarily the Company’s ABL, is estimated using a discounted cash flows approach, which discounts the contractual cash flows using discount rates derived from observable market interest rates of similar loans with similar risk.

The Company ensures, to the extent possible, that its valuation techniques and assumptions incorporate all factors that market participants would consider in setting a price and that it is consistent with accepted economic methods for pricing financial instruments.

Hierarchy of financial instruments

The Company categorizes its financial instruments into a three-level fair value measurement hierarchy as follows:

Level 1: The fair value is determined directly by reference to unadjusted quoted prices in active markets for identical assets and liabilities.

Level 2: The fair value is estimated using a valuation technique based on observable market data, either directly or indirectly.

Level 3: The fair value is estimated using a valuation technique based on unobservable data.

As of December 31, 2013 and 2012, the Notes were categorized as Level 1 of the fair value hierarchy and other long-term debt is categorized as Level 2 of the fair value hierarchy.

Income and expenses relating to financial assets and financial liabilities are as follows:

	2013	2012	2011
	$	$	$
Interest income
Cash	75	132	269

Bad debt expense (recovery)
Trade receivables	(132)	185	677

Interest expense calculated using the effective interest rate method
Long-term debt	6,289	13,433	15,635

Exchange Risk

The Company’s consolidated financial statements are expressed in US dollars while a portion of its business is conducted in other currencies. Changes in the exchange rates for such currencies into US dollars can increase or decrease revenues, operating profit, earnings and the carrying values of assets and liabilities.

The following table details the Company’s sensitivity to a 10% strengthening of the Canadian dollar and the Euro, against the US dollar, and the related impact on earnings. For a 10% weakening of the Canadian dollar and the Euro, against the US dollar, there would be an equal and opposite impact on earnings. As of December 31, 2013 and 2012 everything else being equal, a 10% strengthening of the Canadian dollar and Euro, against the US dollar, would result as follows:

	2013		2012
	Canadian		Canadian
	dollar	Euro	dollar	Euro
	USD$	USD$	USD$	USD$
Impact on earnings from financial assets and financial liabilities	328	41	282	37

In 2011, in accordance with the Company’s foreign exchange rate risk policy, the Company executed a series of 9 monthly forward foreign exchange rate contracts to purchase an aggregate CDN$10.0 million beginning in July 2011 through March 2012, at fixed exchange rates ranging from CDN$0.9692 to CDN$0.9766 to the US dollar and a series of five monthly forward foreign exchange rate contracts to purchase an aggregate CDN$10.0 million beginning in March 2012 through July 2012, at fixed exchange rates ranging from CDN$1.0564 to CDN$1.0568 to the US dollar. These forward foreign exchange rate contracts mitigated foreign exchange rate risk associated with a portion of anticipated monthly inventory purchases of the Company’s US self-sustaining foreign operations that were settled in Canadian dollars. The Company designated these forward foreign exchange rate contracts as cash flow hedges, effectively mitigating the cash flow risk associated with the settlement of the inventory purchases.

Execution and Settlement

During the year ended December 31, 2012, one of the Company’s US foreign operations (the “Subsidiary”) purchased an aggregate of CDN$50.5 million (USD$50.8 million) (CDN$76.9 million (USD$77.8 million) in 2011) of inventories. Included in this amount was approximately CDN$22.3 million (USD$22.4 million) (CDN$26.5 million (USD$26.8 million) in 2011) of inventory purchases previously designated as part of a hedging relationship using forward foreign exchange rate contracts (the “Contracts”). These Contracts, used to reduce the exposure related to the Subsidiary’s “anticipated” inventory purchases during the period of January through July 2012. All inventories purchased and subject to the hedging relationship pursuant to these Contracts were sold as of December 31, 2012.

For the year ended December 31, 2012, the cumulative change in these settled Contracts’ fair value was recognized in the consolidated earnings under the caption cost of sales in the amount of $0.2 million, ($1.7 million in 2011). The cumulative change in the Contracts’ fair value was recognized in consolidated earnings as a result of the following:

•	The Contracts were settled; and

•	The hedging item (the Contracts) is recognized in consolidated earnings at the same period the hedged item (the inventories) is recognized in consolidated earnings.

Discontinuance of Hedging Relationships

During the year ended December 31, 2011, the Company’s management decided to discontinue hedge accounting for specific hedging relationships by terminating the designation of these relationships. The discontinued hedging relationships consisted of seven forward foreign exchange rate contracts (collectively the “Terminated Contracts”). These Terminated Contracts represent the Company’s hedged inventory purchases and related accounts payable during the months of March, June, July, August and September 2011. All inventory purchases covered under these contracts were sold and consequently were included in the determination of net earnings for the years ended December 31, 2011. Accordingly, included in the Company’s consolidated earnings for the year ended December 31, 2011 are $1.0 million under the caption cost of sales, representing the gain on these Terminated Contracts, which had been previously recognized in accumulated other comprehensive income (loss) as a result of applying hedge accounting and a loss of $0.3 million in 2011 under the caption other (income) expense, representing the change in fair value of these Terminated Contracts arising subsequent to the Company’s management decision to terminate the designation of these specific hedging relationships.

Interest Rate Risk

The Company’s ABL, Real Estate Loan, term debt and equipment finance agreement advance fundings are exposed to a risk of change in cash flows due to changes in the underlying interest rates. The Company does not currently hold any derivative financial instruments to mitigate this risk.

In 2011, the Company’s ABL and term debt were exposed to a risk of change in cash flows due to changes in the underlying interest rates. To mitigate the risk of the ABL, the Company entered into an interest rate swap agreement, designated as a cash flow hedge which expired on September 22, 2011.

The term of this interest rate swap agreement was as follows:

	Notional amount	Settlement	Fixed interest rate paid
	$		%
Matured in September 2011	40,000,000	Monthly	3.35

As of December 31, 2013, the impact on the Company’s consolidated earnings of a 1.0% increase in interest rates, assuming all other variables remained equal, would be a decrease of approximately $1.0 million (a decrease of $1.0 million in 2012).

Credit Risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Generally, the carrying amount reported on the Company’s consolidated balance sheet for its financial assets exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.

Financial assets that potentially subject the Company to credit risk consist primarily of cash, trade receivables, other receivables, namely supplier rebates receivable, and derivative financial instruments.

Cash

Credit risk associated with cash is substantially mitigated by ensuring that these financial assets are primarily placed with major financial institutions that have been accorded investment grade ratings by a primary rating agency and qualify as credit worthy counterparties. The Company performs an ongoing review and evaluation of the possible changes in the status and creditworthiness of its counterparties.

Trade receivables

Credit risk with respect to trade receivables is limited due to the Company’s credit evaluation process, reasonably short collection terms and the creditworthiness of its customers and credit insurance. The Company regularly monitors its credit risk exposures and takes steps to mitigate the likelihood of these exposures from resulting in actual losses. Allowance for doubtful accounts is maintained, consistent with credit risk, historical trends, general economic conditions and other information and is taken into account in the consolidated financial statements.

The following table presents an analysis of the age of trade receivables and related balance as of:

	December 31,	December 31,
	2013	2012
	$	$
Current	73,205	69,917
Past due accounts not impaired
1 – 30 days past due	4,408	5,502
31 – 60 days past due	180	19
61 – 90 days past due	155	227
Over 91 days past due	595	195

	5,338	5,943
Allowance for doubtful accounts	656	2,392

Gross accounts receivable	79,199	78,252

The Company makes estimates and assumptions in the process of determining an adequate allowance for doubtful accounts. Trade receivables outstanding longer than the agreed upon payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade receivables are past due, the customer’s current ability to pay its obligation to the Company, historical results and the condition of the general economy and the industry as a whole. The Company writes-off trade receivables when they are determined to be uncollectible and any payments subsequently received on such trade receivables are credited to the allowance for doubtful accounts. The allowance for doubtful accounts is primarily calculated on a specific-identification of trade receivable accounts.

The following table presents a continuity summary of the Company’s allowance for doubtful accounts as of and for the year ended December 31:

	2013	2012
	$	$
Balance, beginning of year	2,392	2,219
Additions (recoveries)	(163)	163
Write-offs	(1,599)	(4)
Foreign exchange	26	14

Balance, end of year	656	2,392

Other receivables

Credit risk associated with other receivables primarily relates to supplier rebates receivable. This risk is limited considering the Company’s diversified counterparties and geography.

As of December 31, 2013 and 2012, no single customer accounted for over 5% of the Company’s total receivables. The Company does not believe it is subject to any significant concentration of credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial liabilities and obligations as they become due. The Company is exposed to this risk mainly through its long-term debt and accounts payable and accrued liabilities. The Company finances its operations through a combination of cash flows from operations and borrowings under its ABL.

Liquidity risk management serves to maintain a sufficient amount of cash and to ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies to ensure it has the necessary funds to fulfil its obligations for the foreseeable future.

The following maturity analysis for non-derivative financial liabilities is based on the remaining contractual maturities as of the balance sheet date. The amounts disclosed reflect the contractual undiscounted cash flows categorized by their earliest contractual maturity date on which the Company can be required to pay its obligation.

The maturity analysis for non-derivative financial liabilities is as follows as of December 31:

		Finance	Accounts payable
	Other long-	lease	and accrued
	term loans	liabilities	liabilities (1)	Total
	$	$	$	$
2013
Current maturity	3,883	5,611	58,358	67,852
2015	2,580	5,307	—	7,887
2016	2,584	5,494	—	8,078
2017	90,346	5,310	—	95,656
2018	936	4,055	—	4,991
2019 and thereafter	4,958	3,506	—	8,464

	105,287	29,283	58,358	192,928

2012
Current maturity	8,142	1,893	60,222	70,257
2014	2,342	1,926	—	4,268
2015	1,768	1,839	—	3,607
2016	1,772	1,769	—	3,541
2017	128,043	1,581	—	129,624
2018 and thereafter	1,250	3,891	—	5,141

	143,317	12,899	60,222	216,438

(1)	Excluding employee benefits

As of December 31, 2013, the Company’s unused availability under the ABL and available cash on hand amounted to $50.3 million ($54.7 million in 2012).

Price Risk

The Company’s price risk arises from changes in its oil-derived raw material prices, which are significantly influenced by the fluctuating underlying crude oil markets. The Company’s objectives in managing its price risk are threefold: i) to protect its financial result for the period from significant fluctuations in raw material costs, ii) to anticipate, to the extent possible, and plan for significant changes in the raw material markets and iii) to ensure sufficient availability of raw material required to meet the Company’s manufacturing requirements. In order to manage its exposure to price risks, the Company closely monitors current and anticipated changes in market prices and develops pre-buying strategies and patterns, and seeks to adjust its selling prices when market conditions permit. Historical results indicate management’s ability to rapidly identify fluctuations in raw material prices and, to the extent possible, incorporate such fluctuations in the Company’s selling prices.

As of December 31, 2013, all other parameters being equal, a hypothetical increase of 10% in the cost of raw materials, with no corresponding sales price adjustments, would result in a decrease in earnings of $29.1 million (a decrease in earnings of $43.7 million in 2012). A similar decrease of 10% will have the opposite impact.

Capital Management

The Company’s primary objectives when managing capital are to: i) provide adequate return to its shareholders, ii) minimize, to the extent possible, the risks associated with its shareholders’ investment in the Company, iii) safeguard the Company’s ability to continue as a going concern and iv) provide financial capacity and flexibility to meet strategic objectives and growth.

The capital structure of the Company consists of cash, debt and shareholders’ equity. A summary of the Company’s capital structure is as follows as of December 31:

	2013	2012
	$	$
Cash	2,500	5,891
Debt	129,814	151,299
Shareholders’ equity	230,428	153,834

The Company manages its capital structure in accordance with its expected business growth, operational objectives and underlying industry, market and economic conditions. Consequently, the Company will determine, from time to time, its capital requirements and will accordingly develop a plan to be presented and approved by its Board of Directors. The plan may include the repurchase of common shares, the issuance of shares, the payment of dividends and the issuance of new debt or the refinancing of existing debt.

In meeting its principal objective to provide adequate return to its shareholders, the Company undertakes measures to maintain and grow its adjusted EBITDA, adjusted net earnings and free cash flows over the years. Such measures include the introduction of new products, penetration into new markets and market niches, the manufacturing rationalization plan and increasing operating efficiencies.

The Company monitors its capital by reviewing its credit ratings as determined by independent agencies and evaluating various financial metrics. These metrics, which are provided to and used by the Company’s key management personnel in their decision making process, consisted of the following for the twelve months ended December 31:

	2013	2012
	$	$
Adjusted EBITDA
Net earnings	67,357	20,381
Add back:
Interest and other expense	6,653	14,536
Income tax expense (benefit)	(35,804)	213
Depreciation and amortization	27,746	30,397

EBITDA	65,952	65,527
Manufacturing facility closures, restructuring and other related charges	30,706	18,257
Stock-based compensation expense	4,937	1,832
Impairment of long-lived assets and other assets	161	—
Other item: Provision related to resolution of a contingent liability	1,300	—

Adjusted EBITDA	103,056	85,616

Interest expense	5,707	13,233
Debt	129,814	151,299

Internal financial ratios
Debt to Adjusted EBITDA	1.26	1.77
Adjusted EBITDA to interest expense	18.06	6.47

	2013	2012
	$	$
Adjusted net earnings
Net earnings	67,357	20,381
Add back:
Manufacturing facility closures, restructuring and other related charges	30,706	18,257
Stock-based compensation expense	4,937	1,832
Impairment of long-lived assets and other assets	161	—
Other item: Provision related to resolution of a contingent liability	1,300	—
Income tax effect of these items	(1,132)	(863)

Adjusted net earnings	103,329	39,607

Free cash flows
Cash flows from operating activities	82,160	84,473
Less purchases of property, plant and equipment and other assets	(46,818)	(21,552)

Free cash flows	35,342	62,921

Debt represents the Company’s long-term and related current portion borrowings. The Company defines EBITDA as net earnings before: (i) interest and other (income) expense; (ii) income tax expense (benefit); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue costs; (v) amortization of intangible assets; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before: (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; and (vi) other discrete items as shown in the table above. Interest expense is defined as the total interest expense incurred net of any interest income earned during the year. The Company defines adjusted net earnings as net earnings before: (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) other discrete items as shown in the table above; and (vii) income tax effect of these items. The Company defines free cash flows as cash flows from operating activities less purchases of property, plant and equipment and other assets.

22— POST REPORTING EVENTS

Adjusting Events

No adjusting events have occurred between the reporting date of these consolidated financial statements and the date of authorization.

Non-Adjusting Events

No adjusting or significant non-adjusting events have occurred between the reporting date of these consolidated financial statements and the date of authorization with the exception of the items discussed below.

On February 6, 2014, the Company declared a cash dividend of $0.08 per common share payable March 31, 2014 to shareholders of record at the close of business on March 19, 2014. The estimated amount of this dividend payment is $4.9 million based on 60,776,649 shares of the Company’s common shares issued and outstanding as of March 11, 2014.

No other significant non-adjusting events have occurred between the reporting date of these consolidated financial statements and the date of authorization.